UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Mighty Quinn's Holdings LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
November 2014

Physical address of issuer
90 Dayton Ave, Ste. 88

Website of issuer
www.mightyquinnsbbq.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation, in the form of a Convertible Note, equal to 5% of the principal amount of Convertible Notes sold hereunder.

Type of security offered
Convertible Promissory Notes

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
April 24, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
79

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$7,291,893	$8,951,559
Cash & Cash Equivalents	$1,220,381	$2,430,970
Accounts Receivable	N/A	N/A
Short-term Debt	$657,015	$236,352
Long-term Debt	$2,377,004	$2,547,378
Revenues/Sales	$18,442,226	$16,636,021
Cost of Goods Sold	$6,838,768	$6,001,567
Taxes Paid	$3,715	$6,575
Net Income	($2,350,538)	($594,528)

The above reflects the consolidated financials of Mighty Quinn's Holdings LLC and subsidiaries: CMH BBQ Holdings LLC; Greenwich BBQ LLC; Battery BBQ LLC; Broadway BBQ LLC; Upper East BBQ LLC; Clifton BBQ LLC; Garden BBQ LLC; Westchester BBQ LLC; Central BBQ LLC; SI BBQ LLC; MQ Franchising LLC; MQ Franchisor LLC; Mighty Quinn's IP LLC; BK Waterview LLC; MQ Corp LLC.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
February 18, 2020

Mighty Quinn’s Holdings LLC

Up to $1,070,000 of Convertible Unsecured Subordinated Promissory Notes

Mighty Quinn’s Holdings LLC, a Delaware limited liability company (“Mighty Quinn’s”, the "Company," "we," "us", or "our"), is offering up to $1,070,000 of principal amount of Convertible Unsecured Subordinated Promissory Notes of the Company (sometimes referred to herein as the “Convertible Notes;” the “Notes” or the "Securities”). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis, provided that the Company must reach its Target Amount of $25,000 by April 24, 2020. The Company is making concurrent offerings under both Regulation CF (the “Offering”) and Regulation D (together with the Offering, the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $1,200,000 under the Combined Offerings (which includes $710,000 of Convertible Notes previously sold by the Company) (the "Closing Amount" or the “Combined Offering Minimum Amount”) by April 24, 2020, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by April 17, 2020 will be permitted to increase their subscription amount at any time on or before April 24, 2020 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after April 17, 2020. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "CF Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to April 24, 2020, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased in the Offering is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding or Regulation D investment involves significant risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved.

These securities are offered under an exemption from registration under federal law. The U.S. Securities and Exchange Commission (the “SEC”) has not made an independent determination that these securities are exempt from registration. The SEC has not passed upon the merits of the securities or the terms of the offering, and has not passed upon the accuracy or completeness of the offering documents or literature. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are

based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at www.mightyquinnsbbq.com/mq-investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: seedinvest.com/mightyquinns

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management

concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Mighty Quinn's Holdings LLC ("Mighty Quinn's"), a Delaware Limited Liability Company, formed in November 2014, and is a holding company of a restaurant group. On January 1, 2015 the members of the subsidiary companies transferred their interests for an interest in Mighty Quinn's. The subsidiary companies became wholly-owned by Mighty Quinn's. The consolidated financial statements include the accounts of Mighty Quinn's and its wholly-owned subsidiaries (collectively, the "Company"). The Company operates its own restaurants and also sells franchises. The Company was organized under the laws of the State of Delaware.

The Company is located at 90 Dayton Ave, Ste. 88. New Jersey 07055.

The Company's website is www.mightyquinnsbbq.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under Seedinvest.com/mightyquinns and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Target Amount of Convertible Notes being offered	$25,000
CF Maximum amount of Convertible Notes	$1,070,000
Closing Amount or Combined Offering Minimum Amount	$1,200,000 (1)
Combined Offering Maximum Amount	$4,000,000 (1)
Purchase price per Security	Not Applicable (Convertible Notes)
Minimum investment amount per investor	$1,000
Offering deadline	April 24, 2020
Use of proceeds	See the description of the use of proceeds on pages 15 & 16 hereof.
Voting Rights	See the description of voting rights on pages 14 and 16.

(1) Includes $710,000 of Convertible Notes previously sold by the Company

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest. An investment in the Offering involves significant risk. You should not invest any funds in the Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. The order in which the following risks are presented is not intended to reflect the magnitude of the risks described.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. The Company faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The fast-casual restaurant market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses could increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until the end of 2020, the cash burn rate could increase to promote revenue growth, further develop R&D, and fund other Company operations and obligations after the raise. Doing so could require significant effort and expense, may not be feasible or may require additional capital, which may or may not be available when and if needed.

The Company has incurred losses in its recent fiscal years and anticipates that it will continue to incur losses for the foreseeable future. We are a development stage company with a limited operating history, and we may continue to incur significant and increasing operating losses for the next several years. These losses, among other things, have had and will continue to have an adverse effect on our stockholders' equity and working capital. Because of the various risks and uncertainties associated with our business activities, we are unable to predict the extent of any future losses or when we will become profitable, if at all. To date, we have financed our operations and internal growth primarily through private placements of equity and convertible debt, as well as our bank financings.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, then it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company projections of aggressive growth may not be realized. If assumptions underlying projections are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and

financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Potential investors should not rely on the estimates of the Company's future results when making a decision of whether or not to invest in this offering.

Restaurant ventures are risky and have a high failure rate. New restaurants, once opened, may not be profitable or may close, and the increases in average restaurant revenues and comparable restaurant sales that the Company has projected may not be realized. If the Company is unable to attract diners, reach its target average ticket size, or runs into other unforeseen challenges, Mighty Quinn's may be unable to meet its projections, resulting in investors failing to recoup their initial investment, be paid smaller than expected returns, and may result in some of the Company's restaurants closing. The Company's ability to operate any new restaurants profitably will depend on many factors, some of which are beyond its control, including:

- consumer awareness and understanding of its brand;
- general economic conditions, which can affect restaurant traffic, local labor costs, and prices for food products and other supplies;
- changes in consumer preferences and discretionary spending;
- difficulties obtaining or maintaining adequate relationships with distributors or suppliers;
- increases in prices for commodities, including proteins; and
- other unanticipated increases in costs, any of which could give rise to delays or cost overruns.

The Company's business operations are currently concentrated in a single geographic area and are therefore susceptible to economic and other trends and developments, including adverse economic conditions, in this area. The Company's financial performance is currently dependent on its restaurant locations located in the New York metropolitan area. As a result, adverse economic conditions in this area could have a material adverse effect on its overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on the business.

The Company intends to grow, in part, through the sale of franchised locations and no assurance can be given that we will be successful in these efforts. We currently anticipate increasing the number of our restaurants through the sale of franchised locations throughout the United States. These efforts and our performance depend, in part, upon (i) our ability to attract and retain qualified franchisees and (ii) the franchisees' ability to execute our concept and capitalize upon our brand recognition and marketing. If franchisees do not adequately operate or manage their restaurants, our image and reputation, and the image and reputation of other franchisees, may suffer materially and system-wide sales could significantly decline. Additionally, the quality of franchised restaurant operations may be diminished if franchisees do not operate restaurants in a manner consistent with the law or our standards and requirements, or if they do not hire and train qualified managers and other restaurant personnel. If we are unsuccessful in these efforts, our results of operation will be adversely affected and our financial projections will suffer.

The Company could face liability from or as a result of our franchisees. Various state and federal laws govern our relationship with our franchisees and our potential sale of a franchise. If we fail to comply with these laws, we could be liable for damages to franchisees and fines or other penalties. A franchisee or government agency may bring legal action against us based on the franchisee/franchisor relationship. Also, under the franchise business model, we may face claims and liabilities based on vicarious liability, joint-employer liability, or other theories or liabilities. All such legal actions not only could result in changes to laws, making it more difficult to appropriately support our franchisees and, consequently, impacting our performance, but, also, such legal actions could result in expensive litigation with our franchisees or government agencies that could adversely affect both our profits and relationships with our franchisees. In addition, other regulatory or legal developments may result in changes to laws or the franchisor/franchisee relationship that could negatively impact the franchise business model and, accordingly, our profits.

The Company and/or its affiliates hold one or more liquor licenses from the New York State Liquor Authority (the "NYSLA"). In order to comply with NYSLA liquor licensing rules, you must warrant and represent to the Company that the following representations are true: (i) you are at least twenty-one (21) years of age; (ii) you are not an active duty police officer; (iii) you are not a person whose license to sell alcoholic beverages has been, has been threatened to be, or is in the process of being, revoked by any governmental authority; (iv) you are not a convicted felon in any jurisdiction; (v) you are either a citizen of the United States of America, a

permanent resident alien, or a citizen of a country with a treaty allowing persons to obtain a visa to enter the United States of America to engage in trade; and (vi) you do not have any interest, whether as a proprietor, partner, executive, stockholder, principal, agent, consultant, director, officer, or in any other capacity or manner whatsoever, in any of the following: a wholesale alcoholic beverage company, or an alcohol distributor, producer, importer, or manufacturer.

The Company depends on its Co-CEO's and Pitmaster, the loss of any of whom could materially harm the business. The Company relies upon the accumulated knowledge, skills and experience of its owners, executives and key employees. If any of those individuals were to leave or become incapacitated, the Company might suffer in its planning and execution of business strategy and operations, impacting the brand and financial results.

The Company is currently managed by two of its members and has not yet formed a Board. Although the Company is not legally required to have a board to conduct operations, boards play a critical role in effective risk oversight. A board helps ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that a Board will be put in place.

The Company does not have formal advisor agreements in place with listed advisors. Advisor agreements typically provide the expectation of the engagement, services, compensation, and other miscellaneous duties and rights of the Company and advisor. These individuals may not be compensated for their expertise and advice. There is no guarantee that advisor agreements will be entered into.

Compliance with and changes in employment laws or regulation could harm our performance or cause the Company to be subject to litigation. Various federal, state, regional and local labor laws govern our relationship with our employees and affect operating costs. These laws include, but are not limited to, minimum wage requirements, overtime pay, tip allocations, paid time off, family leave mandates, work scheduling, healthcare reform, unemployment tax rates, notice of pay disclosures, workers compensation rates, citizenship requirements and sales taxes. As the regulatory landscape continues to change and become more complex, it can be difficult to know all of the regulations, understand them clearly, and comply timely and consistently. Complying with this regulatory landscape subjects us to additional expense and exposes us to liabilities from claims for non-compliance. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, scheduling laws, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, or changing regulations from the National Labor Relations Board, other agencies or an administration occupying the White House.

In 2018 the Company received a letter from a plaintiff attorney alleging that the Company's tip pooling methodologies may not have been in compliance with regulatory requirements. The Company has been cooperative in disclosing the employee payment details related to this claim and we are currently in settlement discussions in regard to this matter but there is no guarantee that a settlement will be successfully reached.

The Americans with Disabilities Act is a federal law that prohibits discrimination on the basis of disability in public accommodations and employment. Although our restaurants are designed to be accessible to the disabled, we could be required to make modifications to our restaurants or to our guest-facing technologies in order to provide service to or make reasonable accommodations for disabled persons. In addition, there are evolving requirements and protocols for customer facing websites to comply with ADA best practices. The Company's efforts to stay in compliance with these changing protocols could fall short and may expose it to the risk of litigation.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive food and beverage space. Additionally, the restaurants may be in a market where customers will not have brand loyalty.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, negative publicity could reduce sales at the restaurant. The Company may, from time to time, be faced with negative publicity relating to food quality, the safety, sanitation and welfare of restaurant facilities, customer complaints or litigation alleging illness or injury, health inspection scores, integrity of the Company's or its suppliers' food processing and other policies, practices and procedures, employee relationships and welfare or other matters. Negative publicity may adversely affect the Company, regardless of whether the allegations are valid or whether the Company is held to be responsible. In addition, the negative impact of adverse publicity relating to another restaurant owned by the same holding company may extend beyond the restaurant involved, especially due to the high geographic concentration of the holding company's restaurants, to affect some or all of its other restaurants, including franchised restaurants. A similar risk exists with respect to food service businesses unrelated to the Company, if customers mistakenly associate such unrelated businesses with the Company's operations. Employee claims based on, among other things, wage and hour violations, discrimination, harassment or wrongful termination may also create not only legal and financial liability but negative publicity that could adversely affect the Company and divert its financial and management resources that would otherwise be used to benefit the future performance of its operations.

The Company is vulnerable to changes in consumer preferences and economic conditions that could harm its business, financial condition, results of operations and cash flow. Food service businesses depend on consumer discretionary spending and are often affected by changes in consumer tastes, national, regional and local economic conditions and demographic trends. Factors such as traffic patterns, weather, fuel prices, local demographics and the type, number and locations of competing restaurants may adversely affect the performances of individual locations. In addition, economic downturns, inflation or increased food or energy costs could harm the restaurant industry in general and the Company's locations in particular. Adverse changes in any of these factors could reduce consumer traffic or impose practical limits on pricing that could harm the business, financial condition, results of operations and cash flow. There can be no assurance that consumers will continue to regard barbecue favorably or that the Company will be able to develop new menu items that appeal to consumer preferences. The business, financial condition, and results of operations depend in part on the Company's ability to anticipate, identify and respond to changing consumer preferences and economic conditions.

Failure to obtain and maintain required licenses and permits or to comply with alcoholic beverage or food control regulations could lead to the loss of the Company's liquor and food service licenses and, thereby, harm its business. The restaurant industry is subject to various federal, state, and local government regulations, including those relating to the sale of food and alcoholic beverages. Such regulations are subject to change from time to time. The failure to obtain and maintain these licenses, permits, and approvals could adversely affect the Company's operating results. Typically, licenses must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that a Company's conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses and approvals could adversely affect the Company's restaurant, which would adversely affect their business. Alcoholic beverage control regulations generally require restaurants to apply to a state authority and/or county or municipal authorities for a license that must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of daily operations of restaurants, including minimum age of patrons and employees, hours of operation, advertising, trade practices, wholesale purchasing, other relationships with alcohol manufacturers, wholesalers and distributors, inventory control and handling, and storage and dispensing of alcoholic beverages. Any future failure to comply with these regulations and obtain or retain liquor licenses could adversely affect the Company's business, financial condition, or results of operations.

The Company has indicated that it is required to obtain certain licenses and permits in order to operate, but SeedInvest has not reviewed such licenses and permits.

The Company's insurance policies may not provide adequate levels of coverage against all claims. We maintain insurance coverage that is customary for businesses of our size and type. However, there are types of losses that may be incurred by the Company that cannot be insured against or that may not be commercially reasonable to insure. These losses, if they occur, may have a material and adverse effect on our business and results of operations. We may incur material losses and costs as a result of future product liability claims that may be brought against us. As a producer and marketer of consumer products, we may be subjected to various product liability claims. There can be no assurance that our product liability insurance will be adequate to cover any loss or exposure for product liability,

or that such insurance will continue to be available on terms acceptable to management. Any product liability claim not fully covered by insurance, as well as any adverse publicity from a product liability claim or product recall, could have a material adverse effect on our financial condition or results of operations.

The Company currently has approximately $2,592,062 in secured debt as of September 30, 2019. The terms of this debt (sometimes referred to herein as the "Bank Loan") requires the Company to dedicate a substantial portion of its cash flow from operations (approximately $30,000 per month currently) or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. In addition, the terms of the Bank Loan provide that upon any event of default, the Lender may declare all or any portion of the Bank Loan to be immediately due and payable. One of the Events of Default under the Bank Loan is a general inability to pay its debts. The outstanding principal balance and accrued interest of the Bank Loan is secured by a lien and security interest on the Company' assets and income generated by the Company and is personally guaranteed by certain managing members. See Note 5 of Exhibit B: Financials for more detail.

Specifically, the Bank Loan includes a $1,000,000 revolving line of credit which was entered into in November 2017 (the "Revolving Credit Line") which can be renewed annually. The Company is able to draw on the Revolving Credit Line to support working capital needs of its leased restaurant locations. Interest on the Revolving Credit Line is payable at a fixed rate of 5.5% and is paid monthly. Borrowings under the Revolving Line of Credit were $400,000 and $0 as of December 31, 2018 and 2017, respectively. For the years ending December 31, 2018 and 2017, interest expense on the Revolving Line of Credit was $3,400 and $0, respectively.

In addition, on September 20, 2018, the Company entered into an equipment loan with another lender (the "Equipment Loan") to purchase equipment. The Equipment Loan is payable monthly and will mature in September 2023. Interest on the Equipment Loan is fixed at 9%. Borrowings under the Equipment Loan were $56,672 as of December 31, 2018 and interest expense on expense on the Equipment Loan was $1,737 for the year then ended.

On December 31, 2013, the Company entered into an auto loan (the "Auto Loan") to purchase a delivery truck. The Auto Loan matured in December 2019. Borrowings under the Auto Loan were $7,661 and $15,708 as of December 31, 2018 and 2017, respectively. Interest on the Auto Loan is fixed at 3.9%. For the years ended December 31, 2018 and 2017, interest expense on the Auto Loan was $470 and $777, respectively. The Auto Loan is no longer outstanding.

The Company is also subject to certain financial covenants pursuant to the Bank Loan and Revolving Credit Line. The Company did not meet certain financial covenants pursuant to the Bank Loan and Revolving Credit Line during the year ended December 31, 2018. On May 15, 2019 the Lender issued a waiver for failing to meet the covenants during the year ended December 31, 2018. No assurance can be provided on whether the Company will meet the financial covenants for the year ended December 31, 2019 and for subsequent periods. In the event these financial covenants are not met for the year ended December 31, 2019 or for subsequent periods, the Company will seek waivers from the Lender and no assurance can be given that such waivers will be granted. If such waivers are not granted, the Lender may elect to accelerate payments under the Bank Loan at such time.

In accordance with the Company's operating agreement, managing members shall be eligible to receive compensation in exchange for services to the Company (the "Management Fees"). The managing members can adjust the Management Fees when they deem appropriate, provided the Company shall maintain sufficient cash reserves. If there are not sufficient cash reserves to incur the Management Fees to the managing members, such payments will be deferred until the Company has sufficient cash reserves.

The Company has one major vendor that is relies upon. The Company had one vendor that accounted for approximately 70.14% and $4,796,703 of the cost of sales for the year ended December 31, 2018. The Company had one vendor that accounted for approximately 71.39% and $4,284,460 of the cost of sales for the year ended December 31, 2017. The Company expects to maintain the relationship with this vendor. Failure to maintain this relationship in a satisfactory manner may result in a material adverse effect on the Company's operations. As of December 31, 2018, and 2017 the Company has not experienced any losses resulting from these concentrations, respectively.

The Company has not prepared any audited financial statements. Although we believe that our books and records are satisfactorily maintained, the financial statements annexed to this Form C have not been audited, which could

adversely affect your ability to evaluate our business and future prospects. These financial statements may be subject to significant adjustments upon the completion of an audit conducted in accordance with generally accepted accounting principles. No such audit of our financial statement is planned.

The Company is a holding company and its only material assets are its ownership interests in its subsidiaries. The subsidiaries include: CMH BBQ Holdings LLC; Greenwich BBQ LLC; Battery BBQ LLC; Broadway BBQ LLC; Upper East BBQ LLC; Clifton BBQ LLC; Garden BBQ LLC; Westchester BBQ LLC; Central BBQ LLC; SI BBQ LLC; MQ Franchising LLC; MQ Franchisor LLC; Mighty Quinn's IP LLC; BK Waterview LLC; MQ Corp LLC. The Company is dependent upon distributions from its subsidiaries to pay taxes and other expenses and has no independent means of generating revenue. To the extent the Company may need funds to pay liabilities or to fund operations, and the subsidiaries are restricted from making distributions to the Company under applicable agreements, laws or regulations, or do not have sufficient cash to make these distributions, the Company may have to borrow funds to meet these obligations and operate the business. This could cause its liquidity and financial condition to be materially adversely affected.

The total amount raised may include investments made outside of the SeedInvest platform via Regulation D. $710,000 has been raised prior to the launch of the SeedInvest campaign. The earliest investment counted towards the escrow target was made on May 2019. There is no guarantee that the Company has this cash available for operations as of the date of launch. See balance sheet for current cash balance.

Management has broad discretion in using the net proceeds from this Offering. We have only stated, in a general manner, how we intend to use the net proceeds from this Offering. We cannot, with any assurance, be more specific at this time. We will have broad discretion in the timing of the expenditures and application of proceeds received in this Offering. If we fail to apply the net proceeds effectively, we may not be successful in implementing our business plan. You will not have the opportunity to evaluate the economic, financial or other information upon which we base our decisions to use the net proceeds.

The disclosures contained in this document are subject to change over time. Certain disclosures in this document are not based on historical facts but represent the management's current expectations and estimates about the Company, the Company's industry segment and management's present beliefs and assumptions about the Company's operations and potential growth plans. These disclosures are subject to change over time due to changes in our business, if any, and any changes that are outside of our control, such as changes to market trends, regulations affecting us, our customers or their customers, economic conditions and other things that may have an implication on the way we conduct our business.

Risks Related to the Securities

The Convertible Notes currently being offered are unsecured and subordinate to all other debt. The convertible notes are subordinate to the Bank Loan including any amounts drawn on the Company's Revolving Line of Credit. There is a scenario where the repayment capabilities of the Company could not be sufficient to repay secured indebtedness which would leave no remaining value to repay the Convertible Notes at maturity.

Your investment in Convertible Notes could potentially convert into common equity upon a qualified financing. The definition of a qualified financing within the Company's Convertible Promissory Note is not limited to sales of preferred equity. As such, if the Company completes a qualified financing of common equity, your Note may automatically convert into common equity.

The Convertible Note will not be freely tradable until one year from the initial purchase date. Although the Convertible Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Convertible Notes. Because the Convertible Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Convertible Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that

registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Convertible Notes may also adversely affect the price that you might be able to obtain for the Convertible Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling Convertible Notes that will convert into equity or will be repaid in limited circumstances. These Notes only convert or result in repayment in limited circumstances. If the Convertible Note reach their maturity date, investors may elect to either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest (their "Balance") or (b) convert the Convertible Note into a new class of common membership interest ranking junior to certain outstanding membership interests in the Company. If there is a Sale Event (as defined in the Note) that occurs before a qualified equity financing or the maturity date, investors will receive a payment equal to the greater of (x) 150% of their Balance or (y) the amount they would have been entitled to receive if immediately prior to the consummation of such transaction, the Balance had converted to membership interests at the Target Valuation Price (as defined in the Note). If there is a qualified equity financing (in essence, an equity financing of membership interests resulting in aggregate gross proceeds of not less than $3,000,000) prior to the maturity date, the Notes will convert into a yet to-be-determined class of membership interests based on a formula factoring in a valuation cap of $40,000,000 and a discount of 20% to the equity sold in such financing, as specifically described in the Convertible Promissory Note. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $40,000,000 valuation cap (in which case the Note will convert at a 20% discount to the per share price of the securities issued in the qualified financing), so you should not view the $40,000,000 as being an indication of the Company's value. The above only summarizes some of the terms of the Convertible Notes and is qualified in its entirety by the terms contained in the Convertible Note.

We have not assessed the tax implications of the Convertible Note. The Convertible Note is a type of debt security on its face. However, there has been inconsistent treatment under state and federal tax law as to whether securities like the Convertible Note can be considered a debt of the Company or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The Convertible Note does not limit conversion in a qualified financing of preferred stock only, and there is no way to know what voting rights the securities issued upon conversion of the Notes will have in the future. There is a possibility that your Notes will convert into common membership interests in the Company, with no liquidation preference or standard preferred shareholder protections.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 67.38% of the Company's voting securities. Subject to any fiduciary duties owed to other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

If we do not successfully complete a Qualified Financing, the Notes will remain outstanding and it is unlikely that we will be able to repay the Notes when they become due. The Notes sold in this Offering represent bridge financing for the Company. If we are not successful in consummating a Qualified Financing prior to the maturity date of the Notes investors will be able to elect conversion of the Notes or repayment of the Notes. We do not anticipate that we will have the funds necessary to repay the Notes when they become due or that our senior lenders will permit us to repay the Notes when they become due. In addition, we cannot assure you that we will be able to raise any additional financing on terms acceptable to us, or at all.

The terms of the securities into which the Notes would convert have not yet been determined.
If any time prior to the Maturity Date, we consummate a Qualified Financing (as defined in the Note), the entire principal amount of the Notes and all accrued interest thereon will automatically convert into the securities issued in such financing. At that time, you will lose your status as a holder of debt. As of the date of this Form C, we have not

determined the terms of the Qualified Financing (or the securities to be issued therein) and no assurances can be given that we will be successful in completing such a financing.

The Notes are unsecured and you would be unlikely to recover the full amount of your investment should we default on payment of the Notes. The Notes will not be secured by any of our assets, nor guaranteed by any person. In the event the Company is not in a position to make its payment of principal or interest obligations under the Notes following an event of default, you will not be able to foreclose on any of the Company's assets under any security agreement. In addition, the Notes will be subordinate in right of payment to any existing and future Senior Indebtedness (as defined in the Note). There can be no assurance that an investor would be able to recover the full amount, if any amount, of its investment should the Company default on payment of the Notes.

The Note conversion price was determined by the Company and may not be indicative of the Company's actual value or the value of the securities issuable upon conversion of the Notes. The conversion price of the Notes, which varies upon the occurrence of certain events, was determined after taking into account, among other things, our business and growth plans and other factors that the Company deemed relevant. The applicable Note conversion price is not necessarily related to the asset value, net worth or any other established criteria of value of the Company.

BUSINESS

Description of the Business
Our vision is to be a leading provider of authentic, slow-smoked BBQ, prepared with the highest quality ingredients. We aim to provide the best service in the industry and to foster human connections by positively engaging our employees and guests.

Business Plan
Mighty Quinn's got its start serving brisket at an outdoor weekend food market in Brooklyn where guests waited in long lines for a taste of authentic slow smoked BBQ. Our instinct that this amazing food category had been underserved was immediately validated, which led to our opening of the flagship Mighty Quinn's location in Manhattan's East Village in 2012. After earning "best new restaurant" in New York City by Zagat and receiving a glowing review on the cover of the New York Times dining section, we proceeded to open new locations. There are currently nine corporate locations, licensed locations in Yankee Stadium and Madison Square Garden, and a 12-unit, franchisee-contracted development pipeline.

Since our founding seven years ago, Mighty Quinn's has evolved into a scalable operation that's been retooled for franchise growth. We operate a 13,000 square foot facility serving our corporate and licensed locations that is currently 50% utilized. Our operational systems and standards allow for franchisees to take advantage of both on-premise (in restaurant dining) and off-premise (catering, delivery and takeout) revenue streams, which is the fastest growing segment of the dining market. Our fast casual format allows for the efficient use of labor and can be operated from smaller real estate footprints than typically needed to execute an authentic BBQ menu.

Being successful in today's dining market means meeting guests where they want to be served, optimizing operations for a growing digital sales channel, cultivating a welcoming environment, and pursuing environmentally sustainable business practices wherever possible. Mighty Quinn's started as a food-focused passion project and has grown into a brand that we believe has the tools to successfully compete in the $50 billion fast casual segment.

Litigation
On June 20, 2019 a complaint was filed in the Southern District Court of New York against one our subsidiaries, CMH BBQ Holdings LLC, alleging that the Company's restaurant location at 103 2nd Ave was not compliant with ADA accessibility standards. The Company believes it has adhered to ADA best practices in this matter. The case is ongoing.

On January 14, 2020 a complaint was filed in the Southern District Court of New York against one of our subsidiaries, Battery BBQ LLC, alleging that the Company's website was not compliant with ADA accessibility standards. The Company maintains an accessibility policy for its website and believes it has adhered to ADA best practices in this matter. The case is ongoing.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the CF Offering and the Combined Offering are as follows:

- If the Company raises the Target Amount of $25,000 from the CF Offering, it will use 47.50% of the proceeds, or $11,750, towards offering expenses;
- If the Company raises the Closing Amount of $1,200,000 from the Combined Offering, it will use 9.54% of the proceeds, or $46,750, towards offering expenses; and
- If the Company raises the CF Maximum Amount of $1,070,000, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if CF Maximum Amount Raised
Marketing & Franchisee Acquisition	40%	15%	15%
Corporate Support (CMO)	24%	16%	16%
General Corporate Purpose	36%	69%	69%

The Offering Expenses above do not include legal expenses incurred by the Company in connection with the Offering, estimated to be no greater than $10,000.

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Micha Magid	Co-Founder, Co-CEO	Co-Founder and Co-CEO of Mighty Quinn's BBQ (finance and marketing)
Christos Gourmos	Co-Founder, Co-CEO	Co-Founder and Co-CEO of Mighty Quinn's BBQ (operations and training programs)
Hugh Mangum	Co-Founder, Pitmaster	Co-Founder and Pitmaster of Mighty Quinn's BBQ (chef and pitmaster)

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	AntiDilution Rights	How this security may limit, dilute, or qualify the Securities issues	Percentage ownership of the Company by the holders of such securities	Other material terms

				pursuant to this Offering	prior to the Offering	
Preferred Equity	$3,000,000	N/A	YES	N/A	**8.4%**	N/A

During the year ended December 31, 2017, $3,000,030 was contributed by the Company's members as a capital contribution. These capital contributions were made to support ongoing operations and for further expansion of its restaurants and franchises throughout the United States.

The Company has the following debt outstanding as of September 30, 2019:

Type of debt	**Name of creditor**	**Amount outstanding**	**Interest rate and payment schedule**	**Amortization schedule**	**Describe any collateral or security**	**Maturity date**	**Other material terms**
Convertible Notes	Multiple	$710,000	10%	N/A	N/A	12/31/2021	N/A
Bank Loan	ConnectOne Bank	$2,346,106	4.5%	Yes	Secured by a lien on the Company's security interests in substantially all assets and income generated by the Company and is personally guaranteed by certain managing members	8/1/2026	N/A
Revolving Credit Line	ConnectOne Bank	$245,956	5.50%	Yes	Secured by a lien on the Company's security interests in substantially all assets and income generated by the Company and is personally guaranteed by certain managing members		N/A

Equipment Loan	Navitas Credit Corp	$39,462	N/A	Yes	N/A		N/A

Ownership
A majority of the Company is owned by a few individuals. Those individuals are Micha Magid and Christos Gourmos.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Christos Gourmos	Class A	35.43%
Micha Magid	Class A	33.95%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Mighty Quinn's Holdings LLC ("Mighty Quinn's") is a holding company of a restaurant group. On January 1, 2015 the members of the subsidiary companies transferred their interests for an interest in Mighty Quinn's. The subsidiary companies became wholly-owned by Mighty Quinn's. The consolidated financial statements include the accounts of Mighty Quinn's and its wholly-owned subsidiaries (collectively, the "Company"). The Company operates its own restaurants and also sells franchises. The Company was organized under the laws of the State of Delaware.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $697,225 in cash on hand as of December 31, 2019, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Notwithstanding anything contained above, no specific valuation is applicable to the securities issued in this Offering as the Company is offering Convertible Notes with conversion events to equity that is based on the valuation attendant to a potential subsequent financing event and other potential future events.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Series A	May 31, 2017	4(a)(2)	Preferred Equity	$3,000,000	Working capital
Series B	May 2019	506(b)	Convertible Notes	$710,000	Working capital

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Convertible Note.

The Convertible Note sold in this Offering will convert in the following circumstances:

- Once a "qualified equity financing" occurs, the Notes will automatically convert into the shares of the equity sold in the qualified equity financing.
- If the maturity date is reached, the Note holders will have the option to convert into a new class of common membership interests ranking junior to the current outstanding membership interests in the Company.

The price at which the Convertible Note sold in this Offering will convert in certain events will be:

- If there is a qualified equity financing (in essence, an equity financing of membership interests resulting in aggregate gross proceeds of not less than $3,000,000), the Notes will convert into a yet to-be-determined class of membership interests based on a formula factoring in a valuation cap of $40,000,000 (the "Target Valuation") and a discount of 20% to the equity sold in such financing, as specifically described in the Convertible Promissory Note; or
- If the Convertible Note reach its maturity date, investors may elect to convert the Convertible Note into a new class of common membership interest ranking junior to certain outstanding membership interests in the Company at the Target Valuation Price (i.e., the Target Valuation divided by the Fully Diluted Capitalization (as defined in the Note).

If there is a Sale Event (as defined in the Note) that occurs before a qualified equity financing or the maturity date, investors will receive a payment equal to the greater of (x) 150% of their Balance or (y) the amount they would have been entitled to receive if immediately prior to the consummation of such transaction, the Balance had converted to membership interests at the Target Valuation Price (as defined in the Note).

Until the earlier of the qualified equity financing, the maturity date of the Convertible Note, or the Sale Event, the Convertible Note accrues an annual interest rate of 10%.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000, with a CF Maximum Amount of $1,070,000.

Additionally, we have set a minimum Closing Amount of $1,200,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close. The foregoing amount includes $710,000 of Convertible Notes previously sold by the Company.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Convertible Note in the Regulation D offering convert under the same terms to the Convertible Note in this Offering.

Dilution
Even once the Convertible Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted if the Company issues additional equity securities following such conversion. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of Convertible Note into shares. Typically, the terms of Convertible Note issued by early-stage companies provide that in the event of another round of financing, the holders of the Convertible Note get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, Convertible Note may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the Convertible Note get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the Convertible Note will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
None.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Convertible Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the Combined Offering Minimum Amount of $1,200,000 (which includes $710,000 of Convertible Notes previously sold by the Company) and the Target Amount of $25,000 under the CF Offering, it will not close this Offering;
- If an issuer reaches a Target Amount and the Combined Offering Minimum Amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the Target Amount and the Combined Offering Minimum Amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Micha Magid
(Signature)

Micha Magid
(Name)

Co-Founder, Co-CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Micha Magid
(Signature)

Micha Magid
(Name)

Co-Founder, Co-CEO
(Title)

02/18/2020
(Date)

/s/Christos Gourmos
(Signature)

Christos Gourmos
(Name)

Co-Founder, Co-CEO
(Title)

02/18/2020
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

MIGHTY QUINN'S HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

MIGHTY QUINN'S HOLDING LLC AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

TABLE OF CONTENTS

PERLSON LLP
ACCOUNTANTS & ADVISORS

To Members
Mighty Quinn's Holdings LLC and subsidiaries
New York, NY

We have reviewed the accompanying consolidated financial statements of Mighty Quinn's Holdings LLC and subsidiaries, which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of operations, members' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Supplementary Information

The supplementary information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. The information is the representation of management. We have reviewed the information and, based on our review, we are not aware of any material modifications that should be made to the information in order for it to be in accordance with accounting principles generally accepted in the United States of America. We have not audited the information and, accordingly, do not express an opinion on such information.

Perlson LLP

North Massapequa, NY
May 30, 2019

PERLSON LLP
ACCOUNTANTS & ADVISORS

MIGHTY QUINN'S HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2018 AND 2017

	2018	2017
Assets		
Current assets		
Cash and cash equivalents	$ 1,220,381	$ 2,430,970
Credit card receivables	50,118	107,061
Outside ordering receivables	142,613	107,073
Franchise fee receivables	20,069	5,546
Inventory	416,399	358,968
Prepaid expenses	196,082	214,816
Other assets	116,570	116,570
Total current assets	2,162,232	3,341,004
Property and equipment - net of accumulated depreciation of $2,893,590 and $2,099,939, respectively.	4,556,050	5,040,691
Security deposits	485,122	477,974
Trademarks	63,719	63,719
Intangible assets - net of accumulated amortization of $6,275 and $3,049, respectively.	24,770	28,171
Total assets	$ 7,291,893	$ 8,951,559
Liabilities and members' equity		
Current liabilties		
Accounts payable and accrued expenses	628,659	253,961
Sales tax payable	116,848	112,377
Gift card payable	41,636	34,433
Tips payable	14,505	13,395
Catering deposit payable	13,721	5,548
Equipment loan payable, current portion	10,017	-
Auto loan payable, current portion	7,661	8,047
Bank loan payable, current portion	239,337	228,305
Line of credit	400,000	-
Total current liabilities	1,472,384	656,066
Bank loan payable, net of current portion	2,330,349	2,547,378
Deferred rent payable	401,507	248,516
Unearned franchise development fees	100,000	200,000
Equipment loan payable, net of current portion	46,655	-
Auto loan payable, net of current portion	-	7,661
Total liabilities	4,350,895	3,659,621
Members' equity	2,940,998	5,291,938
Total liabilities and members' equity	$ 7,291,893	$ 8,951,559

See accompanying notes and independent accountants' review report.

MIGHTY QUINN'S HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Revenues		
Net sales	$ 18,173,851	$ 16,520,596
Development fees	175,000	50,000
Franchise fees	93,375	65,425
Total revenues	18,442,226	16,636,021
Cost of sales		
Inventory - beginning	358,968	157,031
Purchases	6,896,199	6,203,504
Less: inventory - ending	(416,399)	(358,968)
Cost of sales	6,838,768	6,001,567
Gross profit	11,603,459	10,634,454
Operating expenses		
Salaries	5,274,969	4,291,087
Rent	2,647,344	2,081,955
Outside ordering and delivery fees	1,067,256	711,331
Depreciation and amortization	797,373	560,981
Management fees	602,219	607,229
Payroll taxes	571,443	489,858
Utilities	481,773	408,869
Restaurant supplies	451,641	418,225
Insurance	305,916	217,147
Repairs and maintenance	298,668	269,725
Credit card fees	282,971	247,274
Professional fees	275,368	202,261
Dues and subscriptions	218,523	146,531
Travel	141,185	88,616
Advertising and promotional	119,332	107,359
General and administrative	102,193	121,136
Disposal fees	83,917	56,541
Fees and permits	43,879	50,227
Outside services	25,019	32,356
Bank service charges	26,471	4,984
Meals and entertainment	13,069	7,775
Auto expense	12,083	26,920
Total operating expenses	13,842,610	11,148,386
Loss from operations	(2,239,151)	(513,932)
Interest income & other (expenses)		
Interest income	19,975	22,322
State taxes	(3,715)	(6,575)
Interest expense	(127,646)	(96,343)
Interest income and other (expenses), net	(111,387)	(80,596)
Net loss	$ (2,350,538)	$ (594,528)

See accompanying notes and independent accountants' review report.

MIGHTY QUINN'S HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Balance - as of January 1	$ 5,291,938	$ 2,905,889
Net loss	(2,350,538)	(594,528)
Members' capital contributions	-	3,000,030
Members' withdrawals	(403)	(19,453)
Balance - as of December 31	$ 2,940,998	$ 5,291,938

See accompanying notes and independent accountants' review report.

MIGHTY QUINN'S HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

	2018	2017
Cash flows from operating activities		
Net loss	$ (2,350,538)	$ (594,528)
Adjustments to reconcile net loss to net cash		
(Used in) provided by operating activities:		
Depreciation and amortization	797,373	560,981
Changes in operating assets and liabilities		
(Increase) decrease in operating assets		
Credit card receivables	56,943	(28,549)
Outside ordering receivables	(35,540)	(30,816)
Franchise fee receivables	(14,523)	1,415
Inventory	(57,431)	(201,937)
Prepaid expenses	18,734	(50,194)
Security deposits	(7,148)	(99,621)
Liquor licenses	-	(2,320)
Financing fees	-	(18,900)
Increase (decrease) in operating liabilities		
Accounts payable and accrued expenses	374,377	(95,718)
Unearned franchise development fees	(100,000)	-
Deferred rent	152,991	74,800
Gift card payable	7,203	4,106
Sales tax payable	4,471	23,775
Catering deposit	8,173	1,068
Tips payable	1,110	4,184
Net cash (used in) operating activities	(1,143,805)	(452,255)
Cash flows from investing activities		
Purchase of property and equipment	(309,010)	(2,071,881)
Net cash (used in) investing activities	(309,010)	(2,071,881)
Cash flows from financing activiies		
Proceeds from line of credit	400,000	-
(Repayment of) proceeds from loan payable	(205,998)	1,175,682
Loan receivable	-	54,469
Proceeds from members' contributions	-	3,000,030
Proceeds from equipment loan	56,672	-
Repayment of auto loan	(8,047)	(7,740)
Members' withdrawals	(403)	(19,453)
Net cash provided by financing activities	242,225	4,202,988
Net (decrease) increase in cash	(1,210,590)	1,678,852
Cash and cash equivalents, beginning of year	2,430,970	752,118
Cash and cash equivalents, end of year	$ 1,220,381	$ 2,430,970
Supplemental cash flow disclosure:		
Cash paid during the year for interest	$ 124,460	$ 87,738

See accompanying notes and independent accountants' review report

NOTE 1 – NATURE OF BUSINESS

Mighty Quinn's Holdings LLC ("Mighty Quinn's") is a holding company of a restaurant group. On January 1, 2015 the members of the subsidiary companies transferred their interests for an interest in Mighty Quinn's. The subsidiary companies became wholly-owned by Mighty Quinn's. The consolidated financial statements include the accounts of Mighty Quinn's and its wholly-owned subsidiaries (collectively, the "Company"). The Company operates its own restaurants and also sells franchises. The Company was organized under the laws of the State of Delaware.

During the year ended December 31, 2017 $3,000,030 was contributed by the Company's members as a capital contribution. These capital contributions were made to support ongoing operations and for further expansion of its restaurants and franchises throughout the United States.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates
The preparation of financial statements in conformity with US GAAP requires the use of estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and contingencies. Although actual results in subsequent periods will differ from these estimates, such estimates are developed based on the best information available to management and management's best judgments at the time made.

Cash and cash equivalents
For financial statement purposes (including cash flows), the Company considers all highly liquid instruments purchases with an original maturity of three months or less to be cash equivalents.

Receivables and allowance for doubtful accounts
As of December 31, 2018, and 2017, there is no allowance for doubtful accounts, as the Company believes the credit card receivables are fully collectible. Additionally, the outside ordering receivables consist of outside food delivery services where the Company collects the monies due for each delivery order on a bi-monthly basis and believe this to be fully collectible based on past collectability.

Inventory
Inventory consists of food and beverage held for sale and is reported at the lower of cost or market using the FIFO (first-in, first-out) method. Certain key ingredients (primarily chicken, beef, pork) are purchased from a small number of suppliers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment

Property and equipment are recorded at cost, net of accumulated depreciation. Expenditures for major additions and improvements are capitalized. Maintenance and repairs are charged to expenses as incurred. Depreciation of fixed assets is computed by the straight-line method over the assets' estimated lives ranging from three to twelve years. Leasehold improvements are amortized over the shorter of the lease term or the assets' useful lives. Upon sale or retirement of fixed assets, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Property and equipment are tested for recoverability whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recognition and measurement of a potential impairment loss is performed on assets grouped with other assets and liabilities at the lowest level where identifiable cash flows are largely independent of the cash flows of other assets and liabilities. An impairment loss is the amount by which the carrying value of an asset exceeds fair value. Fair value is determined based upon discounted cash flows or appraised values, depending upon the nature of the assets. During the years ended December 31, 2018 and 2017, respectively, management has determined there was no impairment of the property or equipment.

Trademarks

The Company owns some marks and a related design and logo which are U.S. registered trademarks of Mighty Quinn's.

Intangible Assets

The Company amortizes intangible assets over their estimated useful life on a straight-line basis unless such life is deemed indefinite. Amortizable intangible assets are tested for impairment based on undiscounted cash flows, and, if impaired, written down to fair value based on either discounted cash flows or appraised values.

Management Fees

In accordance with the Company's operating agreement, managing members shall be eligible to receive compensation in exchange for services to the company (the "Management Fees"). The managing members can adjust the Management Fees when they deem appropriate, provided the company shall maintain sufficient cash reserves. If there are not sufficient cash reserves to incur the Management Fees to the managing members, such payments will be deferred until the Company has sufficient cash reserves.

Advertising

Advertising costs are expensed as incurred and are included in the general and administrative expenses in the consolidated statements of operations. Advertising expenses amounted to $119,332 and $107,359 for the years ended December 31, 2018 and 2017, respectively.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company recognizes revenue when goods are exchanged at the point of sale. The Company reports revenue net of sales and use taxes collected from customers and remitted to the government taxing authorities. In the event that deposits are accepted for catering events, revenue is recognized on the date when goods are delivered. When the Company sells promotional vouchers, revenue is recognized when the vouchers are redeemed.

The Company sells gift cards which do not have an expiration date and it does not charge deduct non-usage fees from outstanding gift cards when the gift card is redeemed by the customer.

The Company sells franchises and charges an initial development fee. The franchise agreements grant the franchisees exclusive right to use the system, know-how and trademarks within the area specified by the franchise agreement for renewable periods of 10 years so long as sales provisions listed in the agreements are met.

Income taxes

The Company has been organized as a limited liability company and is not a taxpaying entity for federal or state income tax purposes. As such, income of the Company is taxed to the members on their respective tax returns. The Company must pay nonresident withholding tax on taxable income which is apportioned to the state of New Jersey on behalf of New Jersey nonresident members. These payments are reported as members' withdrawals on the consolidated statements of members' equity. The Company has no deferred income tax assets or liabilities and there is no provision for income taxes in the statement of operations. The Company pays New York City Unincorporated Business Tax on its net income which is apportioned to New York City.

Under Accounting Standard of Codification ("ASC") 740, "*Income Taxes,"* guidance is provided as to how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. Generally accepted accounting principles require the evaluation of tax positions taken to determine whether the tax positions are "more-likely-than-not" to be sustained upon examination by the applicable taxing authority.

Company's management has not identified any uncertain tax positions that could lead to possible tax liability or penalty upon examination by a taxing authority. The Company has not accrued any tax-related interest or penalties. The Company's Federal, New York State, New Jersey State and New York City income tax returns for the years 2015 and beyond remain subject to examination.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently adopted accounting pronouncements

ASC Topic 333- Inventory

In July 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-11, *"Inventory (Topic 330): Simplifying Measurement of Inventory"* ("ASU 2015-11") which changes the measurement principle for inventory from the lower of cost or market to the lower of cost and net unrealizable value. ASU 2015-11 defines net realizable value as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The new guidance must be applied on a prospective basis and is effective for periods beginning after December 31, 2016, with early adoption permitted. The adoption of ASU 2015-11, did not have a material impact on the balance sheet and statement of income and members' equity as of and for the year ended December 31, 2017.

Accounting standards to be adopted

ASC Topic 606 – Revenue from Contracts with Customers

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"), creating ASC Topic 606 – Revenue from Contracts with Customers and superseding ASC Topic 605 – Revenue Recognition. The core principle of the guidance is that a company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflected the consideration to which the entity expected to be entitled in exchange for those goods or services. ASU 2014-09 outlines key steps that an entity should follow to achieve the core principle. ASU 2014-09 also included disclosure requirements that enabled users of the financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. ASU 2014-09 and its subsequent amendments are effective for the annual reporting period beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures and have not elected to early adopt ASU 2014-09.

Reclassifications

Certain items were reclassified from prior years in order to be in conformity with the current year presentation and had no material effect on reported earnings of those years.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31, 2018	December 31, 2017	Estimated Useful Life
Leasehold improvements	$ 5,397,181	$ 5,207,321	10 – 15 years
Furniture and fixtures	1,380,043	1,295,321	7 years
Equipment	597,021	562,593	5 years
Vehicles	60,500	60,500	5 years
Computer software	14,895	14,895	3 years
	$ 7,449,640	$ 7,140,630	
Less: accumulated depreciation	(2,893,590)	(2,099,939)	
	$ 4,556,050	$ 5,040,691	

For the years ending December 31, 2018 and 2017, depreciation expense was $793,651 and $559,350, respectively.

NOTE 4 – INTANGIBLE ASSETS

Intangible assets are stated at cost, net of accumulated amortization. Costs incurred in connection with debt financing are capitalized and charged to amortization expense over the terms of the related debt agreement using the straight-line method. Costs incurred in connection with obtaining liquor licenses are capitalized and charged to amortization expense over three years using the straight-line method.

As of December 31, 2018, and 2017 intangible assets consisted of the following:

	December 31, 2018	December 31, 2017	Estimated Useful Life
Financing fee	$ 28,900	$ 28,900	10 years
Liquor licenses	2,145	2,320	3 years
	31,045	31,220	
Less: accumulated amortization	(6,275)	(3,049)	
	$ 24,770	$ 28,171	

Amortization expense was $3,722 and $1,631 for the years ended December 31, 2018 and 2017, respectively.

NOTE 4 – INTANGIBLE ASSETS (CONTINUED)

As of December 31, 2018, and 2017 future estimated amortization expense for the years ending December 31, are as follows:

	2018	2017
2018	$ -	$ 3,560
2019	3,665	3,560
2020	3,161	3,107
2021	2,786	2,786
2022	2,786	2,786
2023	2,786	2,786
Thereafter	9,588	9,586
	$ 24,770	$ 28,171

NOTE 5 – LOANS AND CREDIT LINE

On July 30, 2015 the Company entered into a $3,000,000 line of credit (the "Credit Line") with ConnectOne Bank (the "Lender"). The Company was initially able draw against the Credit Line until September 1, 2017. The period was then extended to November 6, 2017 (the "Draw Period"). During the Draw Period the Company was not required to make principal payments and paid interest monthly, in arrears, at the prime rate. On November 6, 2017, at the end of the Draw Period, the outstanding principal balance converted to a permanent fixed rate note (the "Bank Loan") maturing November 6, 2027. The Company will make one hundred and twenty consecutive equal monthly payments of principal and interest.

Interest on the Bank Loan is fixed at 4.5% per annum. The outstanding principal balance of the Bank Loan is secured by a lien on the Company's security interests in substantially all assets and income generated by the Company and is personally guaranteed by certain managing members. Borrowings under the Bank Loan were $2,569,686 and $2,775,683 as of December 31, 2018 and 2017, respectively. For the years ending December 31, 2018 and 2017, interest expense on the Bank Loan was $122,039 and $95,566, respectively.

Additionally, on November 6, 2017, the Company entered into a $1,000,000 revolving line of credit (the "Revolving Credit Line") with the Lender and can be renewed annually. The Company is able to draw on the Revolving Credit Line to support working capital needs of leased restaurant locations. Interest on the Revolving Credit Line is payable at a fixed rate of 4.5% and is paid monthly. Borrowings under the Revolving Line of Credit were $400,000 and $0 as of December 31, 2018 and 2017, respectively. For the years ending December 31, 2018 and 2017, interest expense on the Revolving Line of Credit was $3,400 and $0, respectively.

The Company is subject to certain financial covenants pursuant to the Bank Loan and Revolving Credit Line. The Company did not meet these covenants during the year ending December 31, 2018. See Note 8.

NOTE 5 – LOANS AND CREDIT LINE (CONTINUED)

On September 20, 2018, the Company entered into an equipment loan (the "Equipment Loan") to purchase equipment. The Equipment Loan is payable monthly and will mature in September 2023. Interest on the Equipment Loan is fixed at 9%. Borrowings under the Equipment Loan were $56,672 as of December 31, 2018 and interest expense on expense on the Equipment Loan was $1,737 for the year then ended.

On December 31, 2013, the Company entered into an auto loan (the "Auto Loan") to purchase a delivery truck. The Auto Loan is payable monthly and will mature in December 2019. Borrowings under the Auto Loan were $7,661 and $15,708 as of December 31, 2018 and 2017, respectively. Interest on the Auto Loan is fixed at 3.9%. For the years ended December 31, 2018 and 2017, interest expense on the Auto Loan was $470 and $777, respectively.

NOTE 6 – COMMITMENTS

The Company operates its restaurants on leased premises. Lease terms for traditional shopping center or building leases generally have terms of 10-15 years. Rent expense for the Company's leases, which generally have escalating rentals over the term of the lease, is recorded on a straight-line basis over the lease term. The lease term begins when the Company has the right to control the use of the property, which is typically before rent payments are due under the lease. The difference between the rent expense and the rent paid is recorded as deferred rent payable in the consolidated balance sheets. Rent expense related to these leases was $2,633,770 and $2,081,955 for the years ended December 31, 2018 and 2017, respectively. The deferred rent payable of $401,507 and $248,516 was included on the consolidated balance sheets as of December 31, 2018 and 2017, respectively.

Additionally, certain of the Company's operating leases contain clauses that provide additional contingent rent based on a percentage of sales greater than specified target amounts. The Company recognizes contingent rent expense provided the achievement of that target is considered probable.

Minimum future payments under the lease term for the years ending December 31st are as follows:

	2018	2017
2018	$ -	$ 1,812,264
2019	2,113,925	1,997,991
2020	2,165,419	2,046,007
2021	2,213,819	2,090,825
2022	2,293,764	2,167,080
2023	2,364,729	2,234,245
Thereafter	6,312,725	5,775,536
	$ 17,464,382	$ 18,123,947

NOTE 6 – COMMITMENTS (CONTINUED)

On January 1, 2017 the Company entered into a sponsorship agreement (the "Sponsorship Agreement") with a partnership (the "partnership"). Per the terms of the Sponsorship Agreement, the Company will pay an annual sponsorship fee (the "Sponsorship Fee") in the amount of $15,000 on or before May 1st annually and will mature on November 1, 2020.

In addition to the Sponsorship Fee, the Company is obligated to provide a catering credit equal to $15,000 to be applied against the wholesale price of products provided by the Company during a certain time period. The Sponsorship Agreement also includes that advertisements will be made on behalf of the Company. At any time, the Partnership may cancel the Sponsorship Agreement with certain notice in writing.

NOTE 7 – CONCENTRATIONS OF CREDIT RISK, SIGNIFICANT CUSTOMERS AND SUPPLIERS

CREDIT RISK

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with high quality financial institutions. The Company believes no significant concentration of credit risk exists with respect to its cash and cash equivalents. From time to time, cash and cash equivalents may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit of $250,000 per depositor, per insured bank, for each ownership category.

As of December 31, 2018, and 2017, the amounts in excess of the FDIC limit were approximately $250,000 and $1,040,000, respectively. The Company believes there is minimal credit risk relative to its cash and cash equivalents.

MAJOR VENDOR

The Company had one vendor that accounted for approximately 70.14% and $4,796,703 of the cost of sales for the year ended December 31, 2018. The Company had one vendor that accounted for approximately 71.39% and $4,284,460 of the cost of sales for the year ended December 31, 2017. The Company expects to maintain the relationship with this vendor.

As of December 31, 2018, and 2017 the Company has not experienced any losses resulting from these concentrations, respectively.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 30, 2019, the date of which these consolidated financial statements were available to be issued.

NOTE 8 – SUBSEQUENT EVENTS (CONTINUED)

The Company did not meet certain financial covenants pursuant to the Bank Loan and Revolving Credit Line during the year ended December 31, 2018. On May 15, 2019 the Lender issued a one-time waiver for failing to meet the covenants during the year ended December 31, 2018.

There have been no other significant subsequent events that have been identified by the Company, except for the subsequent event disclosed above.

EXHIBIT C

PDF of SI Website



Slow Smoked
MIGHTY QUINN'S
Barbeque
MIGHTY QUINN'S BARBEQUE
EXECUTIVE OVERVIEW 2020

DISCLAIMER

This Executive Overview ("Overview") has been prepared by Mighty Quinn's Holdings LLC (the "Company") for prese
be interested in reviewing information regarding the Company. This Overview is supplied solely for informational purp
or the solicitation of an offer to buy, any securities of the Company or (2) a promise or representation that any such offe
The information contained herein has been prepared solely to assist prospective investors in deciding whether to procee
does not purport to be all-inclusive or to contain all of the information a prospective or existing investor may desire. In a
own investigation and analysis of the Company and the data set forth herein. Recipients of this Overview who are consi
request copies of definitive transaction documentation which may be provided to qualified investors at the Company's s

The Company makes no express or implied representation or warranty as to the accuracy or completeness of the informa
additional evaluation material, whether written or oral, made available in connection with any further investigation of t
and all liability which may be based on such information, errors therein or omissions therefrom. Only those particular r
made to a party in a definitive agreements regarding a transaction involving the Company, when, as and if executed, and
be specified therein, will have any legal effect.

In furnishing this Overview, the Company undertakes no obligation to provide the recipient with access to any addition
be deemed an indication of the state of affairs of the Company nor constitute an indication that there has been no chang
date hereof or since the dates as of which information is given in this Overview.

This presentation contains "forward-looking" statements that are based on our beliefs and assumptions and on informati
statements include information concerning our possible or assumed future results of operations, business strategies, com
opportunities. Forward-looking statements include all statements that are not historical facts and can be identified by te
"estimate," "intend," "may," "plan," "potential," "predict," "project," "should," "will," "would" or similar expressions and the

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actua
materially different from any future results, performance or achievements expressed or implied by the forward-looking s
our beliefs and assumptions only as of the date of this Overview. Except as required by law, we assume no obligation to u
update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even i

This presentation contains offering materials prepared solely by Mighty Quinn's Holdings LLC without the assistance o
2210. In addition, this presentation may contain forward-looking statements and information relating to, among other t
and its industry. These statements reflect management's current views with respect to future events based information cu
uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undu
they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performa
Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forwar
any such statements to conform them to actual results.

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Invest in Mighty Quinn's Barbeque

Award-winning, fast casual group serving up authentic, slow-smoked barbeque

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$1,000	**$40,000,000**	**Convertible Note**
Minimum	Valuation cap	Security Type

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Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Mighty Quinn's Barbeque is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Mighty Quinn's Barbeque without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Over $18 million in run-rate sales across nine corporate locations in 2019 (unaudited)
- Launched our U.S. franchising program with multiple territories already sold and 3 signed locations opening in 2020
- Experienced team including industry veteran Christos Gourmos, celebrity chef Hugh Mangum (Chopped winner, Beat Bobby Flay judge, Firemasters judge) and Micha Magid (Wall Street veteran with previous food and beverage exit)
- Achieved a 26%+ average CAGR from 2013 to 2019 (unaudited)
- Licensed locations in Yankee Stadium (since 2019) and Madison Square Garden (newly launched in 2020)

Fundraise Highlights

- Total Round Size: US $4,000,000
- Raise Description: Series B
- Minimum Investment: US $1,000 per investor
- Security Type: Convertible Note
- Valuation Cap: US $40,000,000
- Target Minimum Raise Amount: US $1,200,000
- Offering Type: Side by Side Offering

Our vision is to be the leading provider of authentic, slow-smoked BBQ, prepared with the highest quality ingredients. We aim to provide the best service in the industry and to foster human connections by positively engaging our employees and guests.

Mighty Quinn's got its start serving brisket at an outdoor weekend food market in Brooklyn where guests waited in long lines for a taste of authentic slow smoked BBQ. Our instinct that this amazing food category had been underserved was immediately validated, which led to our opening of the flagship Mighty Quinn's location in Manhattan's East Village in 2012. After earning "best new restaurant" in New York City by Zagat and receiving a glowing review on the cover of the New York Times dining section, we proceeded to open new locations. There are currently nine corporate locations, licensed locations in Yankee Stadium and Madison Square Garden, and a 12-unit, franchisee-contracted development pipeline.

Since our founding seven years ago, Mighty Quinn's has evolved into a scalable operation that's been retooled for franchise growth. We operate a 13,000 square foot facility serving our corporate and licensed locations that is currently 50% utilized. Our operational systems and standards allow for franchisees to take advantage of both on-premise (in restaurant dining) and off-premise (catering, delivery and takeout) revenue streams, which is the fastest growing segment of the dining market. Our fast casual format allows for the efficient use of labor and can be operated from smaller real estate footprints than typically needed to execute an authentic BBQ menu.

Being successful in today's dining market means meeting guests where they want to be served, optimizing operations for a growing digital sales channel, cultivating a welcoming environment, and pursuing environmentally sustainable business practices wherever possible. Mighty Quinn's started as a food-focused passion project and has grown into a brand that has the tools to successfully compete in the $50 billion fast casual segment.

Gallery




MIGHTY QUINN'S
Slow Smoked Barbeque
103
103

Our Flagship Location.

The first Mighty Quinn's BBQ which opened in 2012.

Media Mentions

Forbes
The New York Times NYTIMES.COM
ZAGAT
EATER
BBC NEWS
THRILLIST
food network
THE INFATUATION

TRAVEL+ LEISURE

QSR

Franchise Times

CBS NEWS

BUSINESS INSIDER

The Team

Founders and Officers



Micha Magid
CO-FOUNDER, CO-CEO

Micha spent over 10 years on Wall Street before becoming a founding member of Mighty Quinn's BBQ. He brings a financial and marketing background to the company, where he oversees those divisions as well as the franchising program. Prior to Mighty Quinn's, Micha was a founding investor and adviser to a consumer spirits brand which had a successful exit in 2018. As part of that journey Micha recognized how the development of a brand needed to evolve with consumer tastes. Recognizing the lack of great BBQ options in urban areas, including NYC, Micha and his partners set out to satisfy this demand with a brand that could deliver consistency, freshness and craveable food through a model that could scale beyond one restaurant. Micha studied finance and international business at the Stern School of Business at New York University.



Christos Gourmos
CO-FOUNDER, CO-CEO

Christos grew up in the restaurant industry starting with his family's dining business and later moving on to develop one of the largest and most successful catering halls in New Jersey. Christos currently oversees all operations at Mighty Quinn's and is responsible for the crafting and implementation of the company's training programs. He has also built the Mighty Quinn's vendor network, which will serve our national franchisees. Christos believes that serving great food isn't enough and that for every dining experience to be a memorable one, a restaurant must deliver consistent hospitality. He has made great customer service a focus point for the team and a hallmark of the Mighty Quinn's experience.



Hugh Mangum
CO-FOUNDER, PITMASTER

Hugh is the Chef and Pitmaster of Mighty Quinn's and has spent the majority of his professional life working in and developing his culinary skills. Before becoming a go-to source for the current BBQ renaissance, Hugh worked for esteemed chefs like Jean George Vongerichten and later went on to become an on air resource for various television projects including Beat Bobby Flay, Firemasters, and Chopped! Hugh believes that cooking in its purest form should start with all-natural ingredients and that the freshness of quality products should be the basis for great food. He learned his smoking skills from his Texan father and used the basis of that BBQ'ing lineage to craft the recipes that are used today on the Mighty Quinn's BBQ menu.

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Series B
Round size:	US $4,000,000
Minimum investment:	US $1,000
Target Minimum:	US $1,200,000

Key Terms

Security Type:	Convertible Note
Conversion discount:	20.0%
Valuation Cap:	US $40,000,000
Interest rate:	10.0%
Note term:	22 months

Additional Terms

New York State Liquor Authority	***The Company and/or its affiliates hold one or more liquor licenses from the New York State Liquor Authority (the "NYSLA").*** In order to comply with NYSLA liquor licensing rules, you must warrant and represent to the Company that the following representations are true: (i) you are at least twenty-one (21) years of age; (ii) you are not an active duty police officer; (iii) you are not a person whose license to sell alcoholic beverages has been, has been threatened to be, or is in the process of being, revoked by any governmental authority; (iv) you are not a convicted felon in any jurisdiction; (v) you are either a citizen of the United States of America, a permanent resident alien, or a citizen of a country with a treaty allowing persons to obtain a visa to enter the United States of America to engage in trade; and (vi) you do not have any interest, whether as a proprietor, partner, executive, stockholder, principal, agent, consultant, director, officer, or in any other capacity or manner whatsoever, in any of the following: a wholesale alcoholic beverage company, or an alcohol distributor, producer, importer, or manufacturer. Please see the "Risks & Disclosures" section for further details.
Closing conditions:	While Mighty Quinn's BBQ has set an overall target minimum of US $1,200,000 for the round, Mighty Quinn's BBQ must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Mighty Quinn's BBQ's Form C.
Regulation CF cap:	While Mighty Quinn's BBQ is offering up to US $4,000,000 worth of securities in its Series B, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised


Marketing & Franchisee Acquisition
Corporate Support (CMO)
General Corporate Purpose

Highlights

Overview

The Team

Term Sheet

Investor Perks

Prior Rounds

Market Landscape

Data Room

0 comments

FAQs

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If Maximum Amount Is Raised



- Marketing & Franchisee Acquisition
- Corporate Support (CMO & Dir of Development)
- General Corporate Purpose

Investor Perks

Invest by 0 / 8/ 0 0 and receive double the app credit in your tier.

Investment between $1,500 - $,999:

- $150 in Mighty Quinn’s app credit

Investment between $3,000 - $9,999:

- $300 in Mighty Quinn’s app credit
- Access to all private event tastings. Bring a friend and come experience our new seasonal specials at invite-only tasting events with our Pitmaster. You’ll sample our seasonal meat, side and dessert specials right after they hit the menu

Investment between $10,000 - $ 4,999:

- $1,000 in Mighty Quinn’s app credit
- Access to all private event tastings. Bring a friend and come experience our new seasonal specials at invite-only tasting events with our Pitmaster. You’ll sample our seasonal meat, side and dessert specials right after they hit the menu
- Annual Pitmaster Dinner invite for you and a guest. You’ll experience a 5 course tasting menu paired with craft beer or wine served by our Pitmaster at our East Village location
- A case of our bottled BBQ sauce

Investment between $ 5,000 - $99,999:

- $1,000 in Mighty Quinn’s app credit
- Annual Pitmaster Dinner invite for you and a guest. You’ll experience a 5 course tasting menu paired with craft beer or wine served by our Pitmaster at our East Village location
- Access to all private event tastings. Bring a friend and come experience our new seasonal specials at invite-only tasting events with our Pitmaster. You’ll sample our seasonal meat, side and dessert specials right after they hit the menu
- A case of our bottled BBQ sauce
- Exclusive meet-the Pitmaster “Butcher & BBQ” training for the day. Learn the tricks of the trade with a brief class instruction on the art of butchering and smoking select cuts of meat
- Annual meeting with the founders and executive team

Investment of $100,000 and above:

- $1,000 in Mighty Quinn’s app credit
- Annual Pitmaster Dinner invite for you and a guest. You’ll experience a 5 course tasting menu paired with craft beer or wine served by our Pitmaster at our East Village location
- Access to all private event tastings. Bring a friend and come experience our new seasonal specials at invite-only tasting events with our Pitmaster. You’ll sample our seasonal meat, side and dessert specials right after they hit the menu
- A case of our bottled BBQ sauce
- Exclusive meet-the Pitmaster “Butcher & BBQ” training for the day. Learn the tricks of the trade with a brief class instruction on the art of butchering and smoking select cuts of meat
- Private dinner for up to 6 people prepared by our Co-Founder & Pitmaster Hugh Mangum at your residence. Hugh will create a memorable dining experience for you and your guests that will incorporate both BBQ and other culinary treats
- Annual meeting with the founders and executive team

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

This chart does not represent guarantees of future valuation growth and/or declines.

Series A

Round Size	US $3,000,000
Closed Date	May 31, 2017
Security Type	Preferred Equity

Highlights

Overview

The Team

Term Sheet

Investor Perks

Prior Rounds

Market Landscape

Data Room

0 comments

FAQs

SeedInvest

Market Landscape

The top 500 chains in the fast casual sector comprise $50 billion in sales of the total $800 billion spent at restaurants annually. The fast casual segment grew at 9.8% for the past 5 years vs. 3.8% for the broader dining market.

The fast casual segment is outpacing the growth of the general dining market because it offers a more convenient service format and a better value proposition. In addition, the fast casual service format is better able to take advantage of delivery demand, which is expected to compromise as much as $200 billion, or 25% of the total dining market, in the next five years.

Mighty Quinn's competes in the fast casual sector, but faces limited competition in the BBQ category vs. more saturated areas like burgers, pizza, and Mexican cuisine, which has seen an influx of competitors targeting the same customers. Mighty Quinn's chef driven food, differentiated menu, and multiple revenue streams through on-premise and off-premise sales channels has what made it succeed with Millennials and Gen-X (which comprise the majority of our customer base).

The accessibility of the menu has also pulled the brand into new event and experiential markets like sports stadiums, which have been focusing on aligning with strong consumer brands. We see the potential for our target markets to evolve further into new formats as we are uniquely positioned to facilitate this growth from our 13,000 square foot central kitchen.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. The Company faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The fast-casual restaurant market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses could increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until the end of 2020, the cash burn rate could increase to promote revenue growth, further develop R&D, and fund other Company operations and obligations after the raise. Doing so could require significant effort and expense, may not be feasible or may require additional capital, which may or may not be available when and if needed.

The Company has incurred losses in its recent fiscal years and anticipates that it will continue to incur losses for the foreseeable future. We are a development stage company with a limited operating history, and we may continue to incur significant and increasing operating losses for the next several years. These losses, among other things, have had and will continue to have an adverse effect on our stockholders' equity and working capital. Because of the various risks and uncertainties associated with our business activities, we are unable to predict the extent of any future losses or when we will become profitable, if at all. To date, we have financed our operations and internal growth primarily through private placements of equity and convertible debt, as well as our bank financings.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, then it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company projections of aggressive growth may not be realized. If assumptions underlying projections are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Potential investors should not rely on the estimates of the Company's future results when making a decision of whether or not to invest in this offering.

Restaurant ventures are risky and have a high failure rate. New restaurants, once opened, may not be profitable or may close, and the increases in average restaurant revenues and comparable restaurant sales that the Company has projected may not be realized. If the Company is unable to attract diners, reach its target average ticket size, or runs into other unforeseen challenges, Mighty Quinn's may be unable to meet its projections, resulting in investors failing to recoup their initial investment, be paid smaller than expected returns, and may result in some of the Company's restaurants closing. The Company's ability to operate any new restaurants profitably will depend on many factors, some of which are beyond its control, including:

- consumer awareness and understanding of its brand;
- general economic conditions, which can affect restaurant traffic, local labor costs, and prices for food products and other supplies;
- changes in consumer preferences and discretionary spending;
- difficulties obtaining or maintaining adequate relationships with distributors or suppliers;
- increases in prices for commodities, including proteins; and
- other unanticipated increases in costs, any of which could give rise to delays or cost overruns.

The Company's business operations are currently concentrated in a single geographic area and are therefore susceptible to economic and other trends and developments, including adverse economic conditions, in this area. The Company's financial performance is currently dependent on its restaurant locations located in the New York metropolitan area. As a result, adverse economic conditions in this area could have a material adverse effect on its overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on the business.

The Company intends to grow, in part, through the sale of franchised locations and no assurance can be given that we will be successful in these efforts. We currently anticipate increasing the number of our restaurants through the sale of franchised locations throughout the United States. These efforts and our performance depend, in part, upon (i) our ability to attract and retain qualified franchisees and (ii) the franchisees' ability to execute our concept and capitalize upon our brand recognition and marketing. If franchisees do not adequately operate or manage their restaurants, our image and reputation, and the image and reputation of other franchisees, may suffer materially and system-wide sales could significantly decline. Additionally, the quality of franchised restaurant operations may be diminished if franchisees do not operate restaurants in a manner consistent with the law or our standards and requirements, or if they do not hire and train qualified managers and other restaurant personnel. If we are unsuccessful in these efforts, our results of operation will be adversely affected and our financial projections will suffer.

The Company could face liability from or as a result of our franchisees. Various state and federal laws govern our relationship with our franchisees and our potential sale of a franchise. If we fail to comply with these laws, we could be liable for damages to franchisees and fines or other penalties. A franchisee or government agency may bring legal action against us based on the franchisee/franchisor relationship. Also, under the franchise business model, we may face claims and liabilities based on vicarious liability, joint-employer liability, or other theories or liabilities. All such legal actions not only could result in changes to laws, making it more difficult to appropriately support our franchisees and, consequently, impacting our performance, but, also, such legal actions could result in expensive litigation with our franchisees or government agencies that could adversely affect both our profits and relationships with our franchisees. In addition, other regulatory or legal developments may result in changes to laws or the franchisor/franchisee relationship that could negatively impact the franchise business model and, accordingly, our profits.

The Company and/or its affiliates hold one or more liquor licenses from the New York State Liquor Authority (the "NYSLA"). In order to comply with NYSLA liquor licensing rules, you must warrant and represent to the Company that the following representations are true: (i) you are at least twenty-one (21) years of age; (ii) you are not an active duty police officer; (iii) you are not a person whose license to sell alcoholic beverages has been, has been threatened to be, or is in the process of being, revoked by any governmental authority; (iv) you are not a convicted felon in any jurisdiction; (v) you are either a citizen of the United States of America, a permanent resident alien, or a citizen of a country with a treaty allowing persons to obtain a visa to enter the United States of America to engage in trade; and (vi) you do not have any interest, whether as a proprietor, partner, executive, stockholder, principal, agent, consultant, director, officer, or in any other capacity or manner whatsoever, in any of the following: a wholesale alcoholic beverage company, or an alcohol distributor, producer, importer, or manufacturer.

The Company depends on its Co-CEO's and Pitmaster, the loss of any of whom could materially harm the business. The Company relies upon the accumulated knowledge, skills and experience of its owners, executives and key employees. If any of those individuals were to leave or become incapacitated, the Company might suffer in its planning and execution of business strategy and operations, impacting the brand and financial results.

The Company is currently managed by two of its members and has not yet formed a Board. Although the Company is not legally required to have a board to conduct operations, boards play a critical role in effective risk oversight. A board helps ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that a Board will be put in place.

The Company does not have formal advisor agreements in place with listed advisors. Advisor agreements typically provide the expectation of the engagement, services, compensation, and other miscellaneous duties and rights of the Company and advisor. These individuals may not be compensated for their expertise and advice. There is no guarantee that advisor agreements will be entered into.

Compliance with and changes in employment laws or regulation could harm our performance or cause the Company to be subject to litigation. Various federal, state, regional and local labor laws govern our relationship with our employees and affect operating costs. These laws include, but are not limited to, minimum wage requirements, overtime pay, tip allocations, paid time off, family leave mandates, work scheduling, healthcare reform, unemployment tax rates, notice of pay disclosures, workers compensation rates, citizenship requirements and sales taxes. As the regulatory landscape continues to change and become more complex, it can be difficult to know all of the regulations, understand them clearly, and comply timely and consistently. Complying with this regulatory landscape subjects us to additional expense and exposes us to liabilities from claims for non-compliance. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, scheduling laws, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, or changing regulations from the National Labor Relations Board, other agencies or an administration occupying the White House.

In 2018 the Company received a letter from a plaintiff attorney alleging that the Company's tip pooling methodologies may not have been in compliance with regulatory requirements. The Company has been cooperative in disclosing the employee payment details related to this claim and we are currently in settlement discussions in regard to this matter but there is no guarantee that a settlement will be successfully reached.

The Americans with Disabilities Act is a federal law that prohibits discrimination on the basis of disability in public accommodations and employment. Although our restaurants are designed to be accessible to the disabled, we could be required to make modifications to our restaurants or to our guest-facing technologies in order to provide service to or make reasonable accommodations for disabled persons. In addition, there are evolving requirements and protocols for customer facing websites to comply with ADA best practices. The Company's efforts to stay in compliance with these changing protocols could fall short and may expose it to the risk of litigation.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive food and beverage space. Additionally, the restaurants may be in a market where customers will not have brand loyalty.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, negative publicity could reduce sales at the restaurant. The Company may, from time to time, be faced with negative publicity relating to food quality, the safety, sanitation and welfare of restaurant facilities, customer complaints or litigation alleging illness or injury, health inspection scores, integrity of the Company's or its suppliers' food processing and other policies, practices and procedures, employee relationships and welfare or other matters. Negative publicity may adversely affect the Company, regardless of whether the allegations are valid or whether the Company is held to be responsible. In addition, the negative impact of adverse publicity relating to another restaurant owned by the same holding company may extend beyond the restaurant involved, especially due to the high geographic concentration of the holding company's restaurants, to affect some or all of its other restaurants, including franchised restaurants. A similar risk exists with respect to food service businesses unrelated to the Company, if customers mistakenly associate such unrelated businesses with the Company's operations. Employee claims based on, among other things, wage and hour violations, discrimination, harassment or wrongful termination may also create not only legal and financial liability but negative publicity that could adversely affect the Company and divert its financial and management resources that would otherwise be used to benefit the future performance of its operations.

The Company is vulnerable to changes in consumer preferences and economic conditions that could harm its business, financial condition, results of operations and cash flow. Food service businesses depend on consumer discretionary spending and are often affected by changes in consumer tastes, national, regional and local economic conditions and demographic trends. Factors such as traffic patterns, weather, fuel prices, local demographics and the type, number and locations of competing restaurants may adversely affect the performances of individual locations. In addition, economic downturns, inflation or increased food or energy costs could harm the restaurant industry in general and the Company's locations in particular. Adverse changes in any of these factors could reduce consumer traffic or impose practical limits on pricing that could harm the business, financial condition, results of operations and cash flow. There can be no assurance that consumers will continue to regard barbecue favorably or that the Company will be able to develop new menu items that appeal to consumer preferences. The business, financial condition, and results of operations depend in part on the Company's ability to anticipate, identify and respond to changing consumer preferences and economic conditions.

Failure to obtain and maintain required licenses and permits or to comply with alcoholic beverage or food control regulations could lead to the loss of the Company's liquor and food service licenses and, thereby, harm its business. The restaurant industry is subject to various federal, state, and local government regulations, including those relating to the sale of food and alcoholic beverages. Such regulations are subject to change from time to time. The failure to obtain and maintain these licenses, permits, and approvals could adversely affect the Company's operating results. Typically, licenses must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that a Company's conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses and approvals could adversely affect the Company's restaurant, which would adversely affect their business. Alcoholic beverage control regulations generally require restaurants to apply to a state authority and/or county or municipal authorities for a license that must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of daily operations of restaurants, including minimum age of patrons and employees, hours of operation, advertising, trade practices, wholesale purchasing, other relationships with alcohol manufacturers, wholesalers and distributors, inventory control and handling, and storage and dispensing of alcoholic beverages. Any future failure to comply with these regulations and obtain or retain liquor licenses could adversely affect the Company's business, financial condition, or results of operations.

The Company has indicated that it is required to obtain certain licenses and permits in order to operate, but SeedInvest has not reviewed such licenses and permits.

The Company's insurance policies may not provide adequate levels of coverage against all claims. We maintain insurance coverage that is customary for businesses of our size and type. However, there are types of losses that may be incurred by the Company that cannot be insured against or that may not be commercially reasonable to insure. These losses, if they occur, may have a material and adverse effect on our business and results of operations. We may incur material losses and costs as a result of future product liability claims that may be brought against us. As a producer and marketer of consumer products, we may be subjected to various product liability claims. There can be no assurance that our product liability insurance will be adequate to cover any loss or exposure for product liability, or that such insurance will continue to be available on terms acceptable to management. Any product liability claim not fully covered by insurance, as well as any adverse publicity from a product liability claim or product recall, could have a material adverse effect on our financial condition or results of operations.

The Company currently has approximately $2,592,062 in secured debt as of September 30, 2019. The terms of this debt (sometimes referred to herein as the "Bank Loan") requires the Company to dedicate a substantial portion of its cash flow from operations (approximately $30,000 per month currently) or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. In addition, the terms of the Bank Loan provide that upon any event of default, the Lender may declare all or any portion of the Bank Loan to be immediately due and payable. One of the Events of Default under the Bank Loan is a general inability to pay its debts. The outstanding principal balance and accrued interest of the Bank Loan is secured by a lien and security interest on the Company' assets and income generated by the Company and is personally guaranteed by certain managing members. See Note 5 of Exhibit B: Financials for more detail.

Specifically, the Bank Loan includes a $1,000,000 revolving line of credit which was entered into in November 2017 (the "Revolving Credit Line") which can be renewed annually. The Company is able to draw on the Revolving Credit Line to support working capital needs of its leased restaurant locations. Interest on the Revolving Credit Line is payable at a fixed rate of 5.5% and is paid monthly. Borrowings under the Revolving Line of Credit were $400,000 and $0 as of December 31, 2018 and 2017, respectively. For the years ending December 31, 2018 and 2017, interest expense on the Revolving Line of Credit was $3,400 and $0, respectively.

In addition, on September 20, 2018, the Company entered into an equipment loan with another lender (the "Equipment Loan") to purchase equipment. The Equipment Loan is payable monthly and will mature in September 2023. Interest on the Equipment Loan is fixed at 9%. Borrowings under the Equipment Loan were $56,672 as of December 31, 2018 and interest expense on expense on the Equipment Loan was $1,737 for the year then ended.

On December 31, 2013, the Company entered into an auto loan (the "Auto Loan") to purchase a delivery truck. The Auto Loan matured in December 2019. Borrowings under the Auto Loan were $7,661 and $15,708 as of December 31, 2018 and 2017, respectively. Interest on the Auto Loan is fixed at 3.9%. For the years ended December 31, 2018 and 2017, interest expense on the Auto Loan was $470 and $777, respectively. The Auto Loan is no longer outstanding.

The Company is also subject to certain financial covenants pursuant to the Bank Loan and Revolving Credit Line. The Company did not meet certain financial covenants pursuant to the Bank Loan and Revolving Credit Line during the year ended December 31, 2018. On May 15, 2019 the Lender issued a waiver for failing to meet the covenants during the year ended December 31, 2018. No assurance can be provided on whether the Company will meet the financial covenants for the year ended December 31, 2019 and for subsequent periods. In the event these financial covenants are not met for the year ended December 31, 2019 or for subsequent periods, the Company will seek waivers from the Lender and no assurance can be given that such waivers will be granted. If such waivers are not granted, the Lender may elect to accelerate payments under the Bank Loan at such time.

In accordance with the Company's operating agreement, managing members shall be eligible to receive compensation in exchange for services to the Company (the "Management Fees"). The managing members can adjust the Management Fees when they deem appropriate, provided the Company shall maintain sufficient cash reserves. If there are not sufficient cash reserves to incur the Management Fees to the managing members, such payments will be deferred until the Company has sufficient cash reserves.

The Company has one major vendor that is relies upon. The Company had one vendor that accounted for approximately 70.14% and $4,796,703 of the cost of sales for the year ended December 31, 2018. The Company had one vendor that accounted for approximately 71.39% and $4,284,460 of the cost of sales for the year ended December 31, 2017. The Company expects to maintain the relationship with this vendor. Failure to maintain this relationship in a satisfactory manner may result in a material adverse effect on the Company's operations. As of December 31, 2018, and 2017 the Company has not experienced any losses resulting from these concentrations, respectively.

The Company has not prepared any audited financial statements. Although we believe that our books and records are satisfactorily maintained, the financial statements annexed to this Form C have not been audited, which could adversely affect your ability to evaluate our business and future prospects. These financial statements may be subject to significant adjustments upon the completion of an audit conducted in accordance with generally accepted accounting principles. No such audit of our financial statement is planned.

The Company is a holding company and its only material assets are its ownership interests in its subsidiaries. The subsidiaries include: CMH BBQ Holdings LLC; Greenwich BBQ LLC; Battery BBQ LLC; Broadway BBQ LLC; Upper East BBQ LLC; Clifton BBQ LLC; Garden BBQ LLC; Westchester BBQ LLC; Central BBQ LLC; SI BBQ LLC; MQ Franchising LLC; MQ Franchisor LLC; Mighty Quinn's IP LLC; BK Waterview LLC; MQ Corp LLC. The Company is dependent upon distributions from its subsidiaries to pay taxes and other expenses and has no independent means of generating revenue. To the extent the Company may need funds to pay liabilities or to fund operations, and the subsidiaries are restricted from making distributions to the Company under applicable agreements, laws or regulations, or do not have sufficient cash to make these distributions, the Company may have to borrow funds to meet these obligations and operate the business. This could cause its liquidity and financial condition to be materially adversely affected.

The total amount raised may include investments made outside of the SeedInvest platform via Regulation D. $710,000 has been raised prior to the launch of the SeedInvest campaign. The earliest investment counted towards the escrow target was made on May 2019. There is no guarantee that the Company has this cash available for operations as of the date of launch. See balance sheet for current cash balance.

Management has broad discretion in using the net proceeds from this Offering. We have only stated, in a general manner, how we intend to use the net proceeds from this Offering. We cannot, with any assurance, be more specific at this time. We will have broad discretion in the timing of the expenditures and application of proceeds received in this Offering. If we fail to apply the net proceeds effectively, we may not be successful in implementing our business plan. You will not have the opportunity to evaluate the economic, financial or other information upon which we base our decisions to use the net proceeds.

The disclosures contained in this document are subject to change over time. Certain disclosures in this document are not based on historical facts but represent the management's current expectations and estimates about the Company, the Company's industry segment and management's present beliefs and assumptions about the Company's operations and potential growth plans. These disclosures are subject to change over time due to changes in our business, if any, and any changes that are outside of our control, such as changes to market trends, regulations affecting us, our customers or their customers, economic conditions and other things that may have an implication on the way we conduct our business.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

epresentatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is eg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Mighty Quinn's Barbeque

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Mighty Quinn's Barbeque. Once Mighty Quinn's Barbeque accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Mighty Quinn's Barbeque in exchange for your securities. At that point, you will be a proud owner in Mighty Quinn's Barbeque.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

Highlights
Overview
The Team
Term Sheet
Investor Perks
Prior Rounds
Market Landscape
Data Room
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FAQs
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How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Mighty Quinn's Barbeque has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Mighty Quinn's Barbeque does not plan to list these securities on a national exchange or another secondary market. At some point Mighty Quinn's Barbeque may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Mighty Quinn's Barbeque either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Mighty Quinn's Barbeque's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Mighty Quinn's Barbeque's Form C. The Form C includes important details about Mighty Quinn's Barbeque's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck


Slow Smoked
MIGHTY QUINN'S
Barbeque

MIGHTY QUINN'S BARBEQUE

EXECUTIVE OVERVIEW 2020

DISCLAIMER

This Executive Overview ("Overview") has been prepared by Mighty Quinn's Holdings LLC (the "Company") for presentation to a limited number of parties who may be interested in reviewing information regarding the Company. This Overview is supplied solely for informational purposes and does not constitute (1) an offer to sell, or the solicitation of an offer to buy, any securities of the Company or (2) a promise or representation that any such offer will be made to the recipient or any other party. The information contained herein has been prepared solely to assist prospective investors in deciding whether to proceed with a further investigation of the Company and does not purport to be all-inclusive or to contain all of the information a prospective or existing investor may desire. In all cases, interested parties should conduct their own investigation and analysis of the Company and the data set forth herein. Recipients of this Overview who are considering acquiring securities of the Company should request copies of definitive transaction documentation which may be provided to qualified investors at the Company's sole discretion.

The Company makes no express or implied representation or warranty as to the accuracy or completeness of the information contained in this Overview or in any additional evaluation material, whether written or oral, made available in connection with any further investigation of the Company. The Company expressly disclaims any and all liability which may be based on such information, errors therein or omissions therefrom. Only those particular representations and warranties, if any, which may be made to a party in a definitive agreements regarding a transaction involving the Company, when, as and if executed, and subject to such limitations and restrictions as may be specified therein, will have any legal effect.

In furnishing this Overview, the Company undertakes no obligation to provide the recipient with access to any additional evaluation material. This Overview shall neither be deemed an indication of the state of affairs of the Company nor constitute an indication that there has been no change in the business affairs of the Company since the date hereof or since the dates as of which information is given in this Overview.

This presentation contains "forward-looking" statements that are based on our beliefs and assumptions and on information currently available to us. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, competitive position and potential growth opportunities. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as "anticipate," "believe," "could," "seek," "estimate," "intend," "may," "plan," "potential," "predict," "project," "should," "will," "would" or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements represent our beliefs and assumptions only as of the date of this Overview. Except as required by law, we assume no obligation to update these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

This presentation contains offering materials prepared solely by Mighty Quinn's Holdings LLC without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

ABOUT US

OUR MISSION:

The approach is simple: source the best quality ingredients we can and don't fuss with them too much. We cook our barbeque the old school way with plenty of wood and time, adding just the right amount of salt and spice to let that lovely marriage of process and product evolve into something transcendent.


Slow Smoked
MIGHTY QUINN'S
Barbeque



THE FOOD:

We bring together the best of all great BBQ techniques to create something uniquely its own. The process begins with the best, all-natural meats and poultry, seasoned with perfect spice blends and then smoked with wood for many, many hours until the perfect harmony of smoke, flavor and time emerges. Our food is steeped in tradition but given new life. BBQ was created in the South but Mighty Quinn's Barbeque was born in New York!

THE EXPERIENCE:

Pick your meats and watch as everything is hand carved per order. Amazing food, great atmosphere, quick service, convenient locations and ready to please.


DRINKS

COMPANY OVERVIEW

NYC-based, fast casual barbeque concept consistently voted best barbeque in NYC and one of the best fast casual restaurants in the city.

QUICK FACTS

Headquarters:	NYC, NY
Year Founded:	2012
Segment:	Fast Casual BBQ
Locations:	13 Total

– Corporate-Owned (9)
  - – Manhattan (5)
  - – Brooklyn (1)
  - – Westchester (1)
  - – New Jersey (2)

– Yankee Stadium (1)

– Madison Square Garden (2)

– International Franchisee (1)

2019P

Run-Rate Corporate Sales: $18.0 million



MIGHTY QUINN'S
Slow Smoked Barbeque
103

A FIRST MOVER IN AUTHENTIC FAST CASUAL BARBEQUE

PRESS

"The pulled pork is the only one in town that doesn't make you embarrassed for New York. It is staggeringly good."

– Pete Wells, food critic. ★★

The New York Times

INCREDIBLE FOOD QUALITY

Unmatched food quality, with the highest quality all-natural meats seasoned to perfection and wood-smoked for hours served with delicious, chef-driven sides and desserts.

THE FOOD

Highest quality, naturally raised meats

Smoked for up to 20 hours

Chef-driven sides and desserts

Menu accessible for lunch and dinner

SALES MIX



Catering/Other
6
Alcohol
5
NA Beverage
5
Sides
18
66
Meats









INTERACTIVE ATMOSPHERE BUILT FOR THE MODERN CONSUMER

Eating at Mighty Quinn's is an exciting, immersive experience. Guests watch as their meats are hand-carved and appreciate the transparency of seeing their plate prepared in front of them.

"U.S. spending dedicated to experiences has increased by 70% compared to 30 years ago – and nearly 80% of millennials would choose to spend money on an experience over an object."

–Forbes, 5 Trends Defining the Food and Beverage Industry, And Retail In General, April 2018

Pick Your Meats



Watch Your Meat Hand-Carved to Order





"Stopped here while on vacation from CA – awesome music, great service, delicious food."
– Jessica S., Yelp



"Staff are great, music killer, good beer selection."
– Drew L., Yelp

TEAM BUILT FOR GROWTH

CHRISTOS GOURMOS, CO-FOUNDER, CO-CEO



Christos attended Fairleigh Dickinson University to pursue a degree in Hotel and Restaurant Management. Being a second-generation restaurateur, he worked, since the early age of 15, in the family restaurant and went on to acquiring his first business, The Venetian, in 2001. The Venetian is a successful catering facility generating yearly revenue of $20 million. In 2009, Christos ventured into a partnership at Thavma, a Mediterranean restaurant in Livingston, NJ.

MICHA MAGID, CO-FOUNDER, CO-CEO



Micha graduated from the Stern School of Business at NYU with a dual major in Finance and International Business. He started his career in the M&A department of JP Morgan Chase. He later moved into the investment management business in 2003. He has since managed money for various large hedge funds focusing on value oriented strategies. In 2006, Micha served as the anchor investor in New York City based Bulldog Gin, serving on its board prior to a successful exit.

HUGH MANGUM, PITMASTER & CO-FOUNDER



Hugh was born in California –but to a father who hailed from Texas. It was he who introduced Mangum to the legendary barbecue of the Lone Star state. Mangum started out as a professional drummer before heading to culinary school and working in the kitchens of acclaimed chefs like Jean George Vongrichten. Hugh has been featured on numerous food-related television shows... including winning the Food Network's "Chopped!".

CORPORATE TEAM STRUCTURE

Mighty Quinn's corporate team consists of 12 employees. The three Co-Founders remain active in the day-to-day management of the business. The Company continues to invest in its infrastructure to support future growth.


Christos Gourmos,
Operations, Training & Systems
Micha Magid,
Finance, Marketing & Franchising
Hugh Mangum,
Pitmaster
Director of Operations
Financial Controller
Executive Chef
Catering Manager
Staff Accountants (2)
Director of Training
Human Resources
Systems Manager

AWARDS

AWARDS

The 100 Absolute Best Restaurants In NYC

Time Out New York

New York City's Essential Barbecue Restaurants (15)

Eater New York

The 8 Best Barbecue Spots In NYC

gothamist

The 40 / 40 List

QSR

New York Chains the Rest of The Country Desperately Needs

THRILLIST

4 Most Loved BBQ Joints in the U.S.

foodable NETWORK

11 Hottest Fast-Casual Restaurants in NYC

ZAGAT

PRESS

The meat is deliberately, slowly sliced, and the lines are notoriously long. The pulled pork is the only one in town that doesn't make you embarrassed for New York. It is staggeringly good. The inside meat is slick with the flavor of old-school pork butt; the black, chewy outer rind looks as if it fell into the fire. Don't be fooled, though; the flavor of smoke and sweet fat is most concentrated there. Spare ribs are exceptional, too, meaty and juicy, with a smoky outer ring the color of cherry soda.

The New York Times

There are now eight Mighty Quinn locations in NYC alone (and others as far-flung as the Philippines), but thankfully the five-year-old, "slow-smoked" barbecue empire shows few signs of fatigue. On two recent visits, in fact, the Spare Ribs were better than ever, tender and rich without a hint of dryness, and the free sides of pickles, especially those spicy red chilis, still hit the spot.

gothamist

Great barbecue might not always call to mind New York City, but that's exactly the reason the founders of Mighty Quinn's Barbeque thought the concept would be a fast-casual success in the Big Apple. Chef Hugh Mangum is a graduate of New York's French Culinary Institute and a past champion on the Food Network's "Chopped." Now Mighty Quinn's pit master, he learned the basics of barbecue as a child from his Texas-raised father.

QSR

Mini-chain Mighty Quinn's holds its place admirably, with heaping trays of slow-cooked brisket, pulled pork, and the terrifyingly large Brontosaurus rib, which, if not from an actual dinosaur, is at least large enough to act as a weapon if you're ever attacked by one. Unlike spots found in North Carolina or Texas, Mighty Quinn's borrows from the BBQ traditions of multiple regions, all coming together to create its own style. In addition to the meats, it's also known for its inventive sides.

THRILLIST

Mighty Quinn's serves up "Texalina style," a fusion of the barbecue traditions found in Texas and the Carolinas. But what really emerges is a uniquely NYC iteration of barbecue. Maldon salt is sprinkled atop the meat, and some dishes start off in a sous vide bath (pork cheeks) or end up in the deep fat fryer (smoked chicken wings).

EATER

Mighty Quinn's is routinely packed, with a line spilling out the back door and onto Sixth Street. Fans have been following the restaurant since it began as a stall at Smorgasburg, the open-air market on the Brooklyn waterfront.

VOGUE

EXCELLENT FAST CASUAL BARBEQUE

One of the best barbeque brands in fast casual, the fastest growing segment in the restaurant industry.

$54 BILLION	10%
Fast Casual Industry Sales	Fast Casual Industry Growth

LEADING FAST CASUAL LIFESTYLE BRANDS

BETTER-FOR-YOU	BURGERS	BARBEQUE	PIZZA	TACOS
URBAN PLATES	SHAKE SHACK	Slow Smoked MIGHTY QUINN'S Barbeque	FAST-FIRE'D BLAZE PIZZA	VELVET TACO
lemonade	hopdoddy BURGER BAR		&pizza	TORCHY'S DAMN GOOD TACOS
tendergreens				DOS TOROS TAQUERIA
sweetgreen				
MENDOCINO FARMS sandwich market				

MIGHTY QUINN'S GROWTH SINCE INCEPTION



26% CAGR
$3.5
$8.6
$12.7
$13.7
$16.5
$18.4
$18.0
2013
2014
2015
2016
2017
2018
2019

Mighty Quinn's paused corporate location growth in 2018 to prepare for a U.S. franchise expansion.

Systemwide locations are expected to grow 30% this year to 17 restaurants.

STRONG AVERAGE UNIT VOLUME OF $2.4MM DESPITE PROXIMITY OF STORES

The flagship East Village restaurant generated $4mm in sales prior to cannibalization from additional Mighty Quinn's in Manhattan.

2019 Sales Volumes



Generating over $12M of Sales in Manhattan!
AUV $2.4 million
$2.8
$2.8
$2.4
$2.2
$2.1
$2.0
$1.3
$0.8
$0.9
East Village
Battery Park City
West Village
Upper East Side
Midtown West
Clifton
Crown Heights
Westchester
Garden State Plaza

5 Manhattan Locations + Clifton, NJ Core Locations

- Each restaurant is located in Manhattan with the exception of the suburban Clifton, NJ location
- These restaurants are projected to average over $2.5M in sales in 2020.

3 Smaller, Atypical Locations

- These locations are atypical due to the fact that they are located within food courts or beer halls

EXCEPTIONAL SALES PER SQUARE FOOT

Financial performance leading the fast casual industry.

Best-In-Class Sales per Square Foot


$1,949
$1,254
$801
$791
$600
$545
Manhattan Locations
SHAKE SHACK
CHIPOTLE MEXICAN GRILL
the Habit BURGER GRILL
Panera BREAD
ZOËS KITCHEN

2019 Sales per Square Foot – Manhattan Locations


$1,250
$4,123
$1,426
$1,319
$1,628
East Village
Battery Park City
West Village
Upper East Side
Midtown West

Note: Based on publicly available information

CENTRAL COMMISSARY

All of the corporate locations are serviced by the Central Commissary. The Central Commissary is currently operating at 50% utilization.

COMMISSARY

Location:	**Passaic, NJ**
Size:	**13,000 square feet**
Production:	**Meat smoking, side dishes, sauces, and dressing prep**
Restaurants Served:	**9 Mighty Quinn's**
External Customers:	**Yankee Stadium, Madison Square Garden**
Annual Operating Cost:	**$1.5M**
Initial Investment:	**$950k**
Smokers:	**Currently 4 smokers Capacity of 6 smokers**
Production Capacity:	**$36mm of sales**
Staffing:	**15 employees**


A
B

THE FRANCHISE MODEL IS TESTED AND PRIMED FOR GROWTH

New markets will utilize a “hub and spoke” model for fast multi-unit expansion.

Three domestic multi-unit territories sold for a total of 12 new locations.

Dubai Franchisee operating and ready to expand


Corporate
Franchisee Territory
Westchester
Garden State Plaza
Clifton
Yankee Stadium
Upper East Side
Midtown West
West Village
East Village
Brookfield Place
BERG'N


MULTIPE REVENUE SOURCES
Dine-In, Take-out, Catering, Delivery, Bar

Flagship:	Flagship units can handle all food production for a multi-unit franchisee system.
Satellite:	Satellite locations can operate in smaller real estate with less labor. This model provides access to Class A real estate where larger kitchens may not be economical to operate which is a significant competitive advantage.
Flagship + Satellite:	Drives higher ROI for the overall system and with less expansion capital.

New markets will first open a Flagship location with additional space and equipment for on-site meat smoking with the ability to operate independently and serve additional Satellite locations.

OPTIMIZED FOR ONLINE ORDERING TRENDS

The Company is well-positioned to capitalize on delivery and online ordering trends. In June 2018, the Company launched its loyalty and online ordering app which will drive incremental online ordering and capture more orders in-house.

"Convenience is among the chief reasons why consumers visit restaurants and delivery brings a heightened level of it. Restaurants need delivery in today's environment in order to gain and maintain share. It has become a consumer expectation."

- The NPD Group

Third Party Delivery Relationships

GRUBHUB™ DOORDASH

Concept Built for Delivery

- Menu of items that "travel" well
- Fast-casual service allows for quicker delivery
- Loyalty application with online ordering capabilities launched in June 2018
- In-house delivery drivers employed in the NJ market


Order Ahead
PICK UP
DELIVERY
MEATS
Brisket
Burnt Ends
Half Chicken
Spicy Wings

The U.S. Continues To Urbanize…

80.7% of the U.S. Population Lives in Urban Areas

12.1% Urban Population Growth from 2000 –2010, vs. 9.7% for the U.S. Overall



SIGNIFICANT ROOM FOR GROWTH

Mighty Quinn's is a concept built to scale with strong brand equity, significant whitespace and attractive unit economics.

PENETRATE EXISTING MARKETS

The Central Commissary is operating at 50% capacity and can support 8-10 more restaurants, doubling the size of the Company.

ENTER NEW MARKETS

As a proven, urban concept, Mighty Quinn's would first seek to open new locations in major Northeastern cities.

INTERNATIONAL FRANCHISING

The company has an international franchisee operating in Dubai.

DOMESTIC FRANCHISING

Mighty Quinn's has begun to sell U.S. franchises and believes significant opportunity exists to grow via franchising.

POTENTIAL GROWTH TRAJECTORY

Mighty Quinn's has a first mover advantage in fast casual barbeque and is the only barbeque concept built for the U.S.'s rapidly growing urban markets.


Potential to grow to 300+ locations
13
50
54
91
300
560
MISSION BBQ
BILLY SIMS BARBECUE
DICKEY'S BARBECUE PIT
Today
2024
Long Term

APPENDIX



SAMPLE MENU

Slow Smoked MIGHTY QUINN'S® Barbeque



MEATS

Naturally Raised

	SINGLE SERVING	HALF POUND
Brisket* (GF)	$9.65	$11.95
Burnt Ends* (GF)	$9.65	$11.95
Pulled Pork* (GF)	$8.75	$10.95
Pulled Chicken* (GF)	$7.50	$9.25
Sausage* (GF)	$7.50	—

*Sandwich or Naked

Crispy Chicken Sandwich $8.55
Spicy, BBQ, or Honey-Chile

Half Chicken (GF) $9.75

Brontosaurus Rib (GF) $35.00

	SINGLE SERVING (4)	HALF RACK (6)	FULL RACK (12)
Spare Ribs (GF)	$9.75	$13.50	$26.00

	6 WINGS	10 WINGS
Wings Spicy or BBQ (GF)	$6.50	$9.95

Pickled Veggies: Cucumber | Red Onion | Chiles

(GF) = Gluten Free without roll

COMBOS

Comes with Choice of Meats, Pomme Frites & any Small Side

2 MEATS $16.95 OR 3 MEATS $20.95

Brisket • Pulled Pork • Burnt Ends • Ribs • Sausage
Pulled Chicken • 1/4 Chicken (+$3.00 for 1/2 Chicken)

RICE BOWLS

Your choice of Pulled Pork, Burnt Ends, or Pulled Chicken. Add avocado for $1.50.

Mighty Bowl $10.95
Fresh spinach, roasted sweet potato, pumpkin seeds, dried cranberries, crushed red pepper, vinaigrette. Recommended protein: pulled chicken

Mexi-Q $10.95
Fresh spinach, roasted corn, pickled red onion, scallions, smoked salsa. Recommended protein: pulled pork

Smokehouse $10.95
Baked beans, kale salad, oven roasted tomatoes, pickled fresno chiles. Recommended protein: burnt ends

For the Kids

Chicken Tenders $6.00
OR Pulled Pork Slider w/ Pomme Frites or Mac & Cheese

SIDES

SMALL $3.25 | MEDIUM $5.95 | LARGE $11.85

Burnt End Baked Beans (GF)

Broccoli Salad (GF)
(contains bacon and almonds)

Sweet Corn Fritters (V)
served with a honey-chile dipping sauce

Potato Salad (GF)
(contains bacon)

Mac & Cheese (V)

Kale Salad (V, GF)
kale, shaved brussel sprouts, pumpkin seeds

Sweet Potato Casserole (V)
with maple & pecans

Slaw (V, GF)

Jasmine Rice (V, GF) $2.95

Pomme Frites (V, GF) $2.95

Dirty Frites (GF) $7.95
smothered w/ burnt ends, chile-lime sauce, red onions and scallions (spicy)

Dessert

S'mores Bread Pudding

(V)=Vegetarian (GF)=Gluten Free

DRINKS

Cane Sugar Sodas $3.00
Fresh Ginger Ale, Black Cherry, Creme Soda, Root Beer, Diet Root Beer

Fountain Sodas $2.25
Coke, Diet Coke, Sprite, Orange, Root Beer, Coke Zero, Dr. Pepper

Housemade Iced Tea $2.25
Sweetened or Unsweetened

Lemonade $3.00

Bottled Water $2.25

Specialty Shakes $6.25

Vanilla Cookie
Vanilla ice cream topped with whipped cream, cookie dough & chocolate chip cookies

Cookies & Cream
Cookies & cream ice cream topped with whipped cream and Oreo cookies

Nutter Butter
Chocolate ice cream topped with whipped cream & Nutter Butter cookies

S'mores
S'mores ice cream topped with whipped cream and a roasted s'mores sandwich

Classic Vanilla or Chocolate Shake $4.95

Ice Cream Floats $4.75
Pick any fountain soda and any ice cream flavor

BEER

On Tap — PINT $7 HALF GALLON GROWLER $26

Mighty Quinn's Pilsner NJ
Allagash White Ale ME
Sixpoint Bengali IPA NY
Abita Purple Haze LA
Dale's Pale Ale CO
Ithica Apricot Wheat Ale NY
Founders All Day IPA MI
Founders Dirty Bastard Ale MI
Troegs Hopback Amber MI
Firestone Union Jack IPA CA
River Horse Special Ale NJ
Neshaminy Creek County Line IPA PA

Bottles $6

Oskar Blues Pinner IPA NC
Original Sin Hard Apple Cider FL (GF)
Lagunitas Little Sumpin' Ale CA
Dogfish Head 60 Minute IPA DE
Founders All Day IPA MI

WINE

GLASS $5.50 BOTTLE $20

Pinot Noir, Smoking Loon CA
Cabernet, Handcraft CA
Rosé, LBD CA
Malbec, Trivento ARGENTINA
Chardonnay, Ravenswood CA

CORPORATE-OWNED STORES


MIGHTY QUINN'S
Slow Smoked Barbeque

EAST VILLAGE


MIGHTY QUINN'S

WEST VILLAGE


MIGHTY QUINN'S
Slow Smoked Barbeque

UPPER EAST SIDE


MIGHTY QUINN'S

MIDTOWN WEST


MIGHTY QUINN'S

BATTERY PARK CITY


MEATS
SINGLE SANDWICH OR NAKED
BY THE POUND
*Brisket $9.25 $23.00
*Burnt Ends $9.25 $23.00
*Pulled Pork $8.55 $21.50
Wings (Spicy) $7.50 $12.50
SIDES $3.10
Burnt End Baked Beans
Slaw
Sweet Potato Casserole
Pommes Frites $3.50
DRINKS Fresh Ginger Ale $3.00

CROWN HEIGHTS


MIGHTY QUINN'S
Slow Smoked Barbeque

WESTCHESTER


MIGHTY QUINN'S

CLIFTON


MIGHTY QUINN'S
Slow Smoked Barbeque

GARDEN STATE PLAZA

Note: The Company also has locations in Yankee Stadium, Madison Square Garden and an international franchised location.

SUMMARY P&LS

($000's)	2016	2017	2018	2019P	2020P	2021P	Commentary
Corporate Restaurants	6	8	9	9	8	10	
Other Locations		1	1	1	2	2	
International Franchises	3	4	4	2	2	2	
US Franchise Restaurants	0	0	0	0	5	15	
System Restaurant Count	**9**	**13**	**14**	**12**	**17**	**29**	
Corporate Restaurant Sales	$13,646	$15,968	$17,458	$17,274	$14,750	$19,436	- Corporate-owned restaurant sales
Central BBQ Sales	$14	$553	$706	$682	$1,145	$1,179	- Third party sales (Yankees, MSG, Goldbelly)
US Franchised Restaurant Sales					5,409	20,769	- US Franchise system revenue
Systemwide Sales	**$13,660**	**$16,521**	**$18,164**	**$17,956**	**$21,304**	**$41,384**	
Franchisor Revenue	**$39**	**$115**	**$189**	**$45**	**$724**	**$2,021**	
Total Revenue	**$13,699**	**$16,636**	**$18,353**	**$18,001**	**$16,619**	**$22,636**	
Net Commissary Costs			1,307	1,121	1,010	1,018	- Operating costs of the Commissary serving domestic restaurants
G&A expense			1,696	1,767	1,282	1,655	- G&A payroll and other G&A costs
Combined EBITDA			($967)	($1,111)	$351	$2,075	
Adjust for Commissary Utilization			$654	$560	$561	$452	- Adds back the portion of the commissary not being utilized
Adjusted Combined EBITDA			**($313)**	**($551)**	**$912**	**$2,528**	

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Results have not been audited and certain measures do not comply with GAAP reporting. Results exclude management's best estimates of non-recurring expenses.

FINANCIAL & FRANCHISE DEVELOPMENT UPDATE

Core Same Store Sales


10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
-2.0%
-4.0%
-6.0%
-8.0%
4.4%
2017
2018
-6.7%
6.3%
Q4'2018
3.9%
YTD
9/30/19

2017
- Strong organic sales trends
- Positive customer sentiment

2018
- Entered 2018 under staffed at store level management
- Customer service suffered
- Food quality and food waste metrics declined due to systems non-compliance

Q4'2018
- Entered Q3 '2018 with store level GM's in place
- Launched the Mighty Quinn's Loyalty App
- Launched new menu item categories and LTO's
- Renewed focus on customer service
- Guest Count +6.5%

YTD 9/30/19
- Continued momentum carried over from Q4 '2018
- Increased Social Media Engagement
- Optimized digital data management to improve web search performance
- Guest Count Driven

Franchising Update

Our sales process began in September 2018.
Mighty Quinn's Barbeque is off to a very strong start!

Signed Development Agreements

- ✓ 3 Location deal for Nassau County Long Island, NY
- ✓ 4 Location deal for Queens, NY
- ✓ 5 Location deal for Brooklyn, NY

Development Agreements in Process

- ✓ Single Location deal for Union County, NJ
- ✓ Single Location deal for San Francisco, CA
- ✓ Single Location deal for Miami
- ✓ 8 Location deal for Boston, MA

CRAVED NATIONWIDE

NYC visitors from across the country are craving Mighty Quinn's for their home state!



"Did this just become my new favorite restaurant?! Just wow! Meat that will melt in your mouth. The vibe is great. I will be back!!"

Nathan L., WA

"Great place to grab some delicious bbq. The burnt ends and ribs are a must! I am picky/biased with my bbq after living in TX"

Theresa R., AZ

"Sooo good!! The brisket is the best.. We need one!"

Cservice S., VA

"No exaggeration, literally had the best bbq and meat of my life! I will dream about this meat for a while.. I highly suggest visiting if you're in New York!! I LOVE IT AND CANT WAIT TO GO BACK"

Elicia C., CA

"Excellent!!! Excellent!!! Best BBQ I have had! Sweet potatoes were yummy!!"

Freida B., TN

"Living on the NC/SC border I have plenty of access to good BBQ.. so I almost didn't bother with this place... thank god I did! Don't miss out on this place!!"

Roger R., NC

"My husband and I are from Houston, TX and we both agree this is the best BBQ we've ever had!! Easily."

Kim H., TX

"One word to describe the place? INSANE. The brisket is the best I've ever had. Period... The brisket could turn any vegan into a meat lover. Best barbecue in the galaxy. LEGIT."

Max S., WI

"I have to say, being from the south, it is the best BBQ around here.... CANT WAIT TO GO BACK.... Their brisket and ribs are to die for!!! "

Gime More F., FL

Source: Yelp The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

EXHIBIT E

Video Transcript

Exhibit E: Video Transcripts

Mighty Quinn's Barbeque on Good Morning America
https://www.youtube.com/watch?v=ohgKY75VtXY&feature=emb_title

GMA Host 1:
Yes we're talking chicken wings and we have a lovely guest to join us here. Hugh Mangum is here from—where are you from? Mighty Quinn's!

Hugh:
Mighty Quinn's Barbeque

GMA Host 1:
Now you guys brought these delicious wings. What's the secret in the sauce?

Hugh:
The secret in this sauce... well there's two wings there. There's barbecue and there's spicy chili sauce. We use a chili lime...

GMA Host 2:
Can we eat this now by the way? Just making sure it's not a prop haha.

GMA Host 1:
You can eat on TV!

Hugh:
I'm crushing a one pack, just so – we're good.

GMA Host 1:
You're crushing a one pack. The secret is these chicken wing. They look beautiful, but everybody eats so many wings. I mean, we eat billions of wings every year.

Hugh:
We do.

GMA Host 1:
Why do you think they're still so popular?

Hugh:
They're like great share food. They're finger food. People can share them for the game. They can share them for dinner. There's like—they're like a great food to be convivial around. What I recommend for people at home is, you know, when you do wings at home...most people want to cook them from a raw state, so you can actually season them... go like assertive...add some chili—whatever you want to do. Bake them off in the oven for like 20 minutes at 350 and then what you can do is to fry them in a pan to finish them so that way you're not dealing with raw chicken.

GMA Host 3:
It's like cheating!

Hugh:
It is. Totally.

GMA Host 3:
Cheating on the chicken wing. I like it.

Hugh:
...You can create it for your guests, for your family, whatever it's easy. And you're not Dealing...

GMA Host 1:
Tips from the pros!

GMA Host 4:
Dan has the pickled celery too.

GMA Host 3:
I'm feeling very convivial from the celery.

GMA Host 1:
For the non-meat eaters – eat the celery.

Hugh:
Yes, you got it. Thank you.

All (mixed):
Thank you.

Giant Brontosaurus Rib: 5 Must-Try BBQ Dishes at Mighty Quinn's
https://www.youtube.com/watch?v=81ed0qZHdNI&feature=emb_title

Hugh:
I'm Hugh Mangum, chef and co-founder of Mighty Quinn's Barbecue here in New York City, and here's six must-try items at our restaurant.

Our brisket is all-natural Angus. We seasoned it liberally. There's a little paprika in the rub, and then we smoked it for about 18 to 22 hours depending on the brisket. It's very simple. There's no hidden tricks here. You know brisket in general is one of the toughest cuts of meat to smoke properly. It's got a lot of inter-muscular fat and it's also two muscles that are meeting, which is the point and the flat of the brisket. So you've got two different directions of meat essentially going across the grain into sections. So our brisket is probably the single most important kind of meat at Mighty Quinn's. It's what built the house. We serve our brisket on its own, because we think it should sing on its own and once you get into it it should be nice and juicy and moist.

Crispy spicy chicken sandwich. Our chicken breasts, we dredge them with a secret dredge and then they're fried a crispy golden-brown delicious GBD. Served on a brioche roll. Cucumbers, creamy coleslaw, and then chicken. And it's like you've got that secret sauce! It's all in the secret sauce! Basically, you're hitting all of the flavor components on the spectrum: sweet, salty, spicy, creamy, umami, bomb – crispy umami bomb... that's the new name of the sandwich!

Burnt ends are chunks of the brisket that we have removed and or cut and have been smoked once again. So, they're double smoked and then they're tossed in our house sauce. The burnt ends are not technically burnt, they just have more of that outer bark. So, I enjoy that smoky char getting met with that kind of

sauce that reduces under the heat, so you have kind of like you know—sticky sweet meets salty smoke...works out really well.

Dirty fries. They're just our hand-cut fries, which are twice fried and awesome just on their own. Tossed with some of the smaller bits of the burnt ends, and then we hit that with the wing sauce, red onions, and then scallions. That was our go-to nightly adventure for our executive chef Alex Danko and myself. Our plate of choice at 1:00 in the morning when we're closing down the restaurant, you know, with a beer. Flavor bomb. Flavor bomb!

The brontosaurus Rib. So, the Bronto rib is a full plate short ribs using the exact same way as the brisket and then they are smoked typically 12 hours. We don't sauce all of our meats at Mighty Quinn's, but we glaze certain things just because we think certain things benefit from that and then we remove the center bone and one plate makes two portions. Brisket built the house. Bronto broke the Internet. It's massive. Each rib weighs a pound to a pound and a half a meat on the bone. It's a very unctuous cut of meat. Fatty...falling apart like a braise wood. And you can save the bone to fend off would-be attackers when you leave the restaurant.

Pumpkin bread pudding. Currently we're running our pumpkin bread pudding, which is seasonal. We're using all-natural pumpkin puree, milk, eggs, vanilla, sugar, cream, and spices. Our bread pudding is made with our brioche rolls. We toss it all together and let it sit and we bake it off and we top it with a cinnamon creme anglaise. It's our seasonal bread pudding for the fall and going into winter...it should have a nice crust on the outer topping of the pudding itself, but once you get into it should be nice and juicy and moist.

[On Screen]
Who would you go here with?

Oh yes!

Mighty Quinn's in NYC is a meat-lover's paradise
https://www.youtube.com/watch?v=jNhZGFuFnjk&feature=emb_title

[On Screen]:
Mighty Quinn’s in NYC is a meat lovers’ PARADISE

But people stop in for one BIG reason.

THIS. BIG. RIB.

Host:
We’re here at Mighty Quinn’s in East Village, to check out the Giant Brontosaurus Rib.

[On Screen]:
It weighs 1.5 pounds.
It’s slow cooked for 14-16 hours.
Ooooh, yes.
They do some crazy stuff with their meat.
Pulled pork is LOADED with pickle-y goodness.
And their brisket is so on point.
They even have wings!
But can you REALLY get good barbecue in NYC?

Hugh:
We are southern inspired, but I believe that at this point in time...you don't have to be regional, right? So, if you don't have to be regional, or we are regional. We're New York City barbecue. We're no longer doing Texas Barbecue in New York. New York has become a barbecue capital in and of itself.

The New Barbecue
https://www.youtube.com/watch?v=4kvj20_dhjk&feature=emb_title

Josh:
Hi I'm Josh Ozersky for The Wall Street Journal and I'm here in New York City at the Mighty Quinn barbecue with its chef/owner Hugh Mangum. And Hugh is doing something here that I feel is like a new age in barbecue. People are really doing something that's innovative and fresh in a field that I think has been like very sort of stultified and I found it orthodox for many, many decades.

Hugh:
I'd like to call it New York City barbecue. You know we created a space that is true to where we are in the East Village in New York. Although I do have lineage to Texas and barbecue, and had been doing it my whole life, I learned to be a chef in New York City. And I think that I'm an ingredient driven kind of guy and things to me need to be natural and fresh and you know we have access to fresh herbs here and we
have access to all-natural meats and hormone-free, and you know, to me it's a shame to not use any of those things...so we use those across-the-board.

Well I think most people are used to you know a shaker of oregano going on their slice of pizza in New York, particularly, and you know when you get the luxury of using an herb in its fresh state...it's...it's such a different animal. It's just like this beautiful thing and we have access to all these amazing things.

We do a play on ratatouille. I call it grilled ratatouille. We take summer squash, zucchini, red onions, and we roast our own tomatoes in-house...we get fresh vine ripened tomatoes that we oven roast with garlic and more oregano. I'm doing barbecue the way I see it through my own eyes, and you know. I would rather eat a ton of fatty meat and have some lighter sides to go with that fatty meat.

The brisket we do not sauce. We give the customer the option...we leave sauce on the table. That's a throw to Texas and my father, which is just you know brisket is what it is and I want you to taste the Beef.

When it comes to things like the spareribs, we give them a slight brush, you know, we're not a gobs of sauce kind of place. If you want to do that...that option, again, exists on the table but you know for me a slight glaze—very minimal—it just gives you the flavor without taking away from the porkiness. Like you know, we're using Berkshire Duroc, you know, pigs here and to me I wanted to taste the pork.

There's a throw to fine dining, every restaurant line I ever worked on had some form of sea salt to finish all meat. I think it's equal parts a little extra punch of seasoning, but I also think it's a textural note and I love that flake, and that crunch, and that texture...and it's just like that extra, like, kind of push over the top...you know?

I think that everyone has their opinions. I think you know ultimately speaking we all love what we grew up with. You know, in Texas, there's a thousand barbecue joints and in New York there's a thousand pizza joints and everyone's favorite is what they're used to.

I'm not doing someone else's barbecue. I'm doing what's true to me and making food that I think tastes good. And if people get it...that's awesome and if they don't...then, you know, then I guess I'm not their guy, but you know I'm cooking from the heart, so...